As filed with the Securities and Exchange Commission on April 14 ,1997

                                         Registration Statement No.  33-
=============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                               -------------
                                 FORM SB-2
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933
                               -------------
                           SLADE'S FERRY BANCORP
          (Exact name of registrant as specified in its charter)

        Massachusetts                     6711                   04-3061936
(State or other jurisdiction   (Primary Standard Industrial   (I.R.S. Employer
     of incorporation or        Classification Code Number)   Identification
        organization)                                               No.)

                          100 Slade's Ferry Avenue
                                P.O. Box 390
                        Somerset, Massachusetts 02726
                               (508) 675-2121
       (Address, including ZIP code, and telephone number, including area code of registrant's principal executive officer)

                         PETER G. COLLIAS, Esquire
                            45 North Main Street
                               P.O. Box 2519
                      Fall River, Massachusetts 02722
                               (508) 675-7894
         (Name, address, including ZIP code, and telephone number,
                 including area code, of agent for service)

                               --------------
                               With copies to:
                         THOMAS H. TUCKER, Esquire
                 McGowan, Engel, Tucker, Garrett & Schultz
                               125 High Street
                         Boston, Massachusetts 02110
                               (617) 951-9980
                               --------------
      Approximate date of commencement of proposed sale to the public. As soon as practicable after this Registration Statement becomes effective.

      If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

                     CALCULATION OF REGISTRATION FEE
=========================================================================================
                                                              Proposed
                                            Proposed          maximum
Title of each class                         maximum           aggregate      Amount of
of securities              Amount to be     offering price    offering       registration
to be registered           registered       per unit (1)      price(1)       fee
-----------------------------------------------------------------------------------------

Common Stock, par value
 $.01 per share            550,000 shares   $9.50             $5,225,000     $1,583.33
=========================================================================================

<F1>  Estimated pursuant to Rule 457 solely for the purpose of calculating the registration fee.

      "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine."


==========================================================================

                Subject To Completion, Dated April 14, 1997


PROSPECTUS             325,000 SHARES OF COMMON STOCK

                           SLADE'S FERRY BANCORP
                        (Formerly Weetamoe Bancorp)
                  Holding Company for Slade's Ferry Bank

      Slade's Ferry Bancorp (formerly Weetamoe Bancorp) (The "Company") is hereby offering 325,000 shares of its Common Stock, par value $.01 per share ("Common Stock"). All of the shares offered hereby are being sold by the Company. The Company, at its option, may offer up to an additional 225,000 shares of Common Stock, thereby increasing the amount of Common Stock offered to 550,000 shares. Assuming that all of the Common Stock offered hereby is sold in the initial offering and the optional offering, the Company will receive approximately $5,225,000. The Company will contribute 60% of such proceeds to the Bank to increase the Capital of the Bank. The minimum purchase is 100 shares and the maximum purchase is 10,000 shares by any one purchaser.

      The Company's shares are listed in the "pink sheets" of the over-the-counter market on a "work out bid" basis (quoted prices are negotiable rather than firm). On April 10, 1997, the average of the bid and ask prices of the Common Shares quoted by A.G. Edwards & Sons, Inc., the market maker for the stock, was $9.375.

SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF COMMON STOCK.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, THE MASSACHUSETTS COMMISSIONER OF BANKS, THE FEDERAL DEPOSIT INSURANCE CORPORATION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENT AGENCY OR OFFICIAL, NOR HAVE ANY OF THE FOREGOING PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              Underwriters
                                                              Commissions &
                                         Price to Public(1)   Expenses        Proceeds to Company (2)
                                         ------------------   -------------   -----------------------

Total Initial Offering, 325,000 shs      $                    None            $
Total Maximum Offering, 550,000 shs      $                    None            $

<F1>  The public offering price will be established at the time the registered statement is ready to become effective and is expected to conform with the market price of the stock at that time.

<F2>  Before deducting expenses payable by the Company estimated at $40,000 including the following estimated costs: registration fees $1,583.33, printing $10,000, legal fees $20,000, and accounting fees $5,000.

      The Common Stock is being offered by the Company and is not the subject of any underwriting agreement. (See "Plan of Distribution".) It is expected that delivery of the Shares of Common Stock will be made as soon as possible after the termination date of the offering. (See "The Offering.")

Subject to Completion

"Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State."

              The date of this Prospectus is __________, 1997

                          AVAILABLE INFORMATION

      The Company has filed with the Securities and Exchange Commission, Washington, DC (the "Commission") a Registration Statement under the Securities Act of 1933 (the "Securities Act") with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portion of which have been omitted pursuant to the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference. Such information is available for inspection at the principal office of the Commission in Washington, DC. Copies of the material contained in the Registration Statement may be obtained from the Commission upon payment of the fees prescribed by its rules and regulations.

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files reports, proxy statements, and other information with the Commission. The Registration Statement and the exhibits thereto filed by the Company with the Commission, as well as the reports, proxy statements, and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 75 Park Place, New York, New York 10007, and Room 1204, 219 South Dearborn Street, Chicago, Illinois 69804. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549, at prescribed rates.

      The Company furnishes to its Stockholders, after the end of each fiscal year, an annual report containing audited financial statements, with an opinion expressed by an independent certified public accountant and furnishes to its Stockholders quarterly reports containing unaudited financial statements and such other information as it may deem appropriate.

      No person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer is not qualified to do so, or an offer or solicitation to anyone to whom it is unlawful to make such offer or solicitation.

                       NOTICE TO FLORIDA RESIDENTS

      THE SHARES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE FLORIDA SECURITIES ACT. ALL FLORIDA RESIDENTS MAY HAVE THE PRIVILEGE OF VOIDING THE PURCHASE HEREUNDER WITHIN THREE (3) DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER OR AN AGENT OF THE ISSUER OR WITHIN THREE DAYS AFTER THE AVAILABILITY OF THE PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER.

      The Shares offered hereby represent an equity investment in the Company, are not deposits, and are not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other Government Agency.

                             TABLE OF CONTENTS

                                                                      Page
                                                                      ----

1.   Available Information

2.   Prospectus Summary                                                 1

3.   Risk Factors                                                       5

4.   Use of Proceeds                                                    6

5.   The Offering and Plan of Distribution                              7

6.   Description of Business                                            8

7.   Properties                                                        11

8.   Regulation and Supervision                                        12

9.   Legal Proceedings                                                 14

10.  Selected Statistical Information                                  15

11.  Management's Discussion and Analysis                              32

12.  Directors and Executive Officers                                  40

13.  Security Ownership of Certain Beneficial Owners and Management    42

14.  Executive Compensation                                            44

15.  Certain Relationships and Related Transactions                    46

16.  Capital Stock                                                     46

17.  Indemnification                                                   48

18.  Legal Opinions                                                    49

19.  Experts                                                           49

20.  Index to Financial Statements                                     50

                             PROSPECTUS SUMMARY

      The following information is qualified in its entirety by reference to the more detailed information contained elsewhere in this Prospectus and should be read together therewith.

The Company

      The Company was incorporated under the laws of the State of Massachusetts in June 1989 as Weetamoe Bancorp for the purpose of becoming a bank holding company for Slade's Ferry Trust Company. The Company's acquisition of the Bank was completed on April 1, 1990. In December 1996, upon approval of its stockholders, the name Weetamoe Bancorp was changed to Slade's Ferry Bancorp. The Company is subject to the regulation of the Federal Reserve Board.

      The Bank is a state chartered trust company incorporated under the laws of the Commonwealth of Massachusetts in 1959. It is a commercial bank whose deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is regulated and examined by the Massachusetts Commissioner of Banks and the FDIC.

      In 1996, the Bank acquired, through a cash purchase, the National Bank of Fairhaven, a financial institution located in Fairhaven, Massachusetts with assets of approximately $65 Million.

      The Bank's major customer base is derived from Bristol County, Massachusetts and abutting towns located in the state of Rhode Island. It is a retail bank that provides multiple deposit products and a wide range of banking services to the communities located in the southeastern Massachusetts area. The Bank provides installment, residential and commercial mortgages, commercial lending, and services the public with ten banking facilities, including its main office in Somerset. There are two branches in Fall River, two in Swansea, a Seekonk facility, a branch located in North Somerset, and as a result of the acquisition, a large facility in Fairhaven, and a branch facility in New Bedford, Massachusetts. In addition, the Bank also has a small facility located at Somerset High School which predominately services students.

      The executive offices of the Company and the Bank are located at 100 Slade's Ferry Avenue, PO Box 390, Somerset, Massachusetts, 02726, telephone
(508) 675-2121.

The Offering

Securities Offered           Initial: 325,000 shares of Common Stock $.01 par
                             value Optional: 225,000 shares of Common Stock
                             $.01 par value Maximum: 550,000 shares of Common
                             Stock $.01 par value

Offering Price               The offering price of $          per share is
                             based on the most recent average of the bid and
                             ask price of the Company's Common Stock on the
                             over the counter market.  ($9.375 on April 10,
                             1997)

Shares Authorized and Issued

  Authorized                 5,000,000 shares of Common Stock

  Issued and outstanding     2,797,474(1)
   prior to offering

  Common Stock Offered       Initial       325,000
                             Optional      225,000

  Outstanding after sale     Assuming 325,000 shares are sold under the
                             Initial Offering and 225,000 shares are sold under the Optional Offering, total outstanding shares after issue - 3,347,474

Method of Purchasing Shares  A Purchase Order form must be received by the
                             Company with payment in full by the Expiration Date. Payment is to be made to Slade's Ferry Bancorp.

Minimum-Maximum Order        The minimum order is 100 shares and the maximum
                             order is 10,000 shares by any one purchaser.

Expiration Date              The Company will accept Purchase Orders up until
                             5:00 pm Massachusetts time, on May 31, 1997, subject to extension at the option of the Company to a date no later than June 15, 1997.

Amendments; Termination      The Company reserves the right to amend the
                             terms and conditions of the offering or to terminate the offering prior to delivery of the shares of Common Stock.

(1) An additional 100,000 shares of Common Stock have been set aside for the Company's Dividend Reinvestment Plan; and an additional 250,000 shares of Common Stock have been set aside for the Company's Stock Option Plan.

Fractional Shares            No fractional shares will be offered

Use of Proceeds              The Company intends to use the proceeds of the
                             public offering to increase the capital of the Bank and to assist in meeting the requirements of a "well capitalized" bank, by contributing
                             60% to the bank. The remaining 40% will remain at the Holding Company and be invested into debt securities issued by the U. S. Treasury and other U. S. government corporations and agencies until such time as the growth of the Bank should need additional capital, or the possibility of acquiring another financial institution should avail itself.

Oversubscription             The Company will honor purchase requests based
                             on order of payments received up to the 325,000 shares offered in the Initial Offering and if the Company offers the additional shares, it will honor these shares based on order of payments received.

                          SELECTED FINANCIAL DATA

The following table sets forth selected financial data for the last five years.

                                                           Year Ended December 31
                                    --------------------------------------------------------------------------
                                    1996            1995            1994            1993            1992
                                    ----            ----            ----            ----            ----
                                               (Dollars in Thousands Except per Share Data)

EARNINGS DATA
  Interest Income                   $   19,495      $   16,541      $   13,546      $   13,247      $   13,691
  Interest Expense                       9,078           7,764           4,944           5,214           6,838
  Net Interest Income                   10,417           8,777           8,602           8,033           6,853
  Provision for Loan Losses                400             550             645           1,455           1,072
  Noninterest Income                     1,305           1,056           1,099           1,226           1,102
  Noninterest Expense                    7,380           6,632           6,701           5,853           5,299
  Income Before Income Taxes             3,942           2,651           2,355           1,951           1,584
  Income Taxes                           1,564           1,005             888             723             495
  FASB 109 Adjustment                      ---             ---             ---              40             ---
  Net Income                             2,378           1,646           1,467           1,268           1,089
PER SHARE DATA (1)
  Net Income                        $    0.860      $    0.601      $    0.567      $    0.494      $    0.462
  Cash Dividends Declared           $    0.240      $    0.174      $    0.158      $    0.096      $    0.097
  Book Value (pre SFAS 115)(2)      $    7.117      $    6.800      $    9.959      $    9.742      $    9.058
  Book Value (incl. SFAS 115)(2)    $    7.116      $    6.811      $    9.023      $    9.904             ---
  Avg. Shs. Outstanding              2,764,887       2,738,250       2,587,816       2,568,909       2,354,550
BALANCE SHEET DATA
  Assets                            $  291,342      $  233,422      $  193,909      $  196,476      $  189,157
  Loans                                198,986         151,094         136,191         126,078         126,935
  Unearned Income                          643             527             403             313             294
  Allowance for Possible
   Loan Losses                           3,354           2,498           2,306           1,954           1,967
  Loans, Net                           194,935         148,069         133,482         123,811         124,674
  Goodwill                               3,307             ---             ---             ---             ---
  Investments                           57,732          58,757          43,537          50,187          42,647
  Deposits                             267,791         214,221         177,315         179,567         173,106
  Stockholders' Equity                  19,847          17,827          14,848          15,380          13,970
FINANCIAL RATIOS
  Net Yield on Earning
   Assets (3)                             4.44%           4.36%           4.78%           4.59%           4.23%
  Interest Rate Spread (3)                3.72            3.72            4.33            4.19            3.76
  Net Income as a Percentage
   of Average Assets                      0.94            0.75            0.75            0.66            0.61
  Average Equity                         12.69            9.99            9.71            8.68            8.88
  Dividend Payout Ratio                  27.95           29.03           27.93           19.55           21.09
  Average Equity to Average Assets        7.40            7.55            7.71            7.64            6.87

<F1>  Earnings per share are computed based on the average number of shares of common stock outstanding during the year. On January 15, 1992, the Company declared a 2 for 1 stock split in the form of a stock dividend mailed to stockholders on January 24, 1992. On January 19, 1994, the Company declared a 5% stock dividend mailed to stockholders on February 1, 1994. On February 24, 1995, the Company declared a 5% stock dividend mailed to stockholders on March 1, 1995 and on March 13, 1995, the Company announced a 3 for 2 stock split mailed to stockholders on April 18, 1995. On January 8, 1996, the Company declared a 5% stock dividend mailed to stockholders on January 31, 1996. Per share data has been restated to reflect the effect of the stock splits and the stock dividends.

<F2>  On December 31, 1993, the Company adopted the provision of SFAS No. 115 whereby unrecognized gains or losses in securities classified as Available-for-Sale are reflected in Stockholders' Equity as a separate component. Stockholders' Equity included unrecognized gains, net of taxes of $251,792 in 1993; unrecognized losses, net of taxes, of $1,540,384 in 1994; unrecognized gains net of taxes, of $33,022 in 1995; and unrecognized losses net of taxes of $2,628 in 1996. This calculation uses actual shares outstanding at the end of each year.

<F3>  Calculated on fully taxable equivalent basis.

                               RISK FACTORS

      The shares offered hereby represent an equity investment in the Company, are not deposits, and are not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. In addition to the other information set forth herein, an investment in the shares offered hereby involves a degree of various risks that should be considered before making a decision to purchase such shares.

Limited Market for Shares

      The brokerage firm of A. G. Edwards & Sons, Inc. has since 1992 acted as a market maker in the Company's Common Stock which is listed in the "pink sheets" of the over-the-counter market. However, only a limited trading market exists at present for the shares and there is no certainty that an active trading market will develop after the offering. The Company may in the future seek to qualify or list the shares on the NASDAQ market or an exchange to facilitate such trading, but is under no obligation to do so.

Dependence Upon the Bank

      The Company is dependent upon the Bank which began operations on September 30, 1959.

Dividends

      Although the Company, and previously the Bank, has paid dividends since 1961, no assurance can be given as to the amount, if any, or timing of future dividends. (See "Description of Business" and "Capital Stock-Dividends".)

Anti-Takeover Provisions

      Maintaining the independence of the Bank and defending against abusive takeover tactics is an important objective of the Company. In order to serve this objective, the Articles of Organization and Bylaws of the Company contain certain provisions designed to protect the Company (and consequently the Bank) against a hostile takeover attempt. These provisions are complicated and the following description is intended as a brief summary only.

      Article VI(D)(1) of the Company's Articles of Organization provides for a staggered Board of Directors so that approximately one-third of the directors will be elected each year. This provision is intended to prevent a hostile acquiror who acquires a bare majority of the Company's Common Stock from taking over the Company by electing a whole new Board of Directors. Article VII of the Company's Bylaws requires an 80% stockholder vote to approve a "business combination" (including an acquisition or merger) with an "interested person" (principally a 20% acquisition or more stockholder) unless approved by a two-thirds vote of the Board of Directors with the required stockholder vote increased to 90% if the price to be paid to stockholders in the business combination is less than a "Fair Price" (defined to mean the highest price paid by the proposed acquiror in buying other Company shares). The purpose of these provisions is to encourage a prospective acquiror to negotiate with the Company's Board of Directors and offer a fair price to all stockholders and to deter hostile takeover attempts and squeezing out minority shareholders at a lower price than paid to other stockholders. The Company is also subject to Massachusetts laws regulating takeovers -- See General Laws Ch. 110D. Presently, the directors and executive officers of the Company and the Bank own 20.01% of the corporate stock of the Company.

Competition

      The banking business in the market area served by the Bank is highly competitive. The Bank actively competes with other banks and financial institutions, including large commercial banks, mutual and stock savings banks, state and federally chartered credit unions, and Federal Savings and Loans for deposits and loans.

Government Regulation and Supervision

      The Company and the Bank are subject to extensive governmental regulation and supervision. (See "Regulation and Supervision.") Compliance with such regulation and supervision involves substantial costs to the Company and the Bank and can restrict the Company's and Bank's activities.

Underwriting

      The Shares are offered exclusively by the Company and are not subject to any underwriting agreement assuring the sale of the shares offered.

Capitalization

      The Bank is required by law and regulations to maintain minimum levels of capital relative to the amount and type of its assets. Prior to the acquisition of the National Bank of Fairhaven and its parent holding company, Fairbank, Inc. in 1996, the Bank was classified as "well capitalized" by virtue of its capital ratios. As a result of the acquisition for cash in 1996 of National Bank of Fairhaven, the Bank's capital ratios at year end 1996 had declined to a classification of "adequately capitalized."

                              USE OF PROCEEDS

      Assuming that all the Common Stock offered hereby is sold, including the additional offering of 225,000 shares, the Company will receive approximately $5,225,000. The Company will infuse 60% of such funds into the Bank to increase the capital of the Bank and to assist in meeting the requirements of a "well capitalized" bank. The remaining 40% will be retained by the Company for use in future acquisitions or other permissible activities of a holding company. Such funds will in the meantime be invested in debt securities issued by the U. S. Treasury and other U. S. government corporations and agencies. There are, however, no discussions occurring nor any plans dealing with branch expansions or acquisitions at the present time.

      If only the initial offering of 325,000 shares is sold, the Company's net proceeds (after expenses) of approximately $3,000,000 will all be infused into the Bank to increase its capital.

                   THE OFFERING AND PLAN OF DISTRIBUTION

General

      The Company is offering 325,000 shares of Common Stock, $.01 par value ("Common Stock"), and, at the Company's option, may offer an additional 225,000 shares of Common Stock. The shares are being offered at a price of
$          per share, which is based on the average of the bid and ask prices of the Company's Common Stock on the over-the-counter market
on                           as quoted by A. G. Edwards & Sons, Inc., the
market maker for the stock. The shares of Common Stock offered hereby are being offered exclusively by the Company without the services of an underwriter. The Company is making its initial offering of 325,000 shares to depositors of the Bank, current stockholders of the Company, and members of the general public.

      The Company has 5,000,000 shares of Common Stock $.01 par value authorized. As of March 31, 1997 the current number of shares issued and outstanding was 2,797,474. Assuming all the shares hereby being offered for sale in the Initial Offering and the additional 225,000 shares being offered under the Optional Offering are sold, the total shares of Common Stock issued and outstanding, will be approximately 3,347,474. Of the remaining 1,652,526 shares authorized but unissued, 100,000 shares have been set aside for the Dividend Reinvestment Plan and 250,000 shares set aside for the Company's Stock Option Plan.

Method of Purchasing Stock; Expiration Date

      Once the Registration Statement, of which this Prospectus is a part, has been declared effective by the Securities & Exchange Commission ("SEC"), Buy Orders will be accepted by the Company in the order payment is received. In the event the total Buy Orders exceed the 325,000 shares included in the Original Offering and the 225,000 shares included in the Optional Offering, shares will be allocated based on order in which payments are received.

      A Buy Order form must be received by the Company, with payment in full, by May 31, 1997 (the "Expiration Date"), subject to extension at the option of the Company to a date not later than June 15, 1997. Payment is to be made to Slade's Ferry Bancorp. Order forms and payments must be received by the Company before 5:00 pm Eastern Time on the Expiration Date. Payment for the shares must be made in United States Dollars by check or money order payable to the order of Slade's Ferry Bancorp. The method of delivery of a Buy Order form is at the risk of the buyer.

      The minimum purchase is 100 shares and the maximum purchase is 10,000 shares by any one purchaser. No fractional shares will be issued. Insufficient funds received for a minimum purchase of shares, or excessive funds received beyond that required for the maximum purchase of shares, or excessive funds for a round number of shares will be returned without interest to the purchaser.

Amendments and Waivers; Termination

      The Company reserves the right to extend the Expiration Date to a date no later than June 15, 1997, and to amend the terms and conditions of the Offering. All questions as to the validity, form, eligibility (including time of receipt and record ownership) and acceptance of any order form shall be determined by the Company, in its sole discretion, and its determination shall be final and binding. The Company reserves the right to reject any order if such order is not in accordance with the terms of the Offering or not in proper form, or if the acceptance thereof or the issuance of shares of Common Stock pursuant thereto could be deemed unlawful. The Company also reserves the right to waive any deficiency or irregularity with respect to any order form.

      Any change to the terms of the Offering will require a resolicitation of all offerees with an appropriately updated prospectus. In such event, offerees will be requested to reaffirm, amend or rescind any previously submitted Order Form within a specified period of time. In the event of no response or a negative response, any funds previously submitted will be promptly returned, as will any excess funds in the event an amended response requires less funds than previously submitted.

      The Company expressly reserves the right, in its sole discretion, at any time prior to delivery of the shares of Common Stock offered hereby, to terminate the Offering by giving public notice thereof to all purchasers.
If the Offering is so terminated, all funds received from purchasers will be promptly refunded without interest.

Buy Orders Exceeding Offering

      If in the event the total buy orders exceed the 325,000 shares included in the Original Offering and the 225,000 shares included in the Optional Offering, requests will be honored based on the order of payments received. Any excess funds will be promptly returned without interest.

Delivery of Stock Certificates

      Certificates representing shares of Common Stock purchased and issued, together with any refunds of any oversubscribed shares without interest, will be mailed as soon as practical after the Expiration Date. The Company will place all proceeds of the Offering into an escrow account until such funds are distributed to the Company or refunded to purchaser at the completion or termination of the Offering. No interest will be paid to purchasers on funds delivered to the Company pursuant to the Offering. The shares of Common Stock purchased pursuant to this Offering will be issued and sold as of the Expiration Date.

                         DESCRIPTION OF BUSINESS

Business of Slade's Ferry Bancorp

      Slade's Ferry Bancorp ("the Company") is a business corporation that was organized under the laws of the Commonwealth of Massachusetts on June 13, 1989 as Weetamoe Bancorp. The name Weetamoe Bancorp was changed to Slade's Ferry Bancorp effective January 1, 1997. The office of Slade's Ferry Bancorp is located at the office of the Bank at 100 Slade's Ferry Avenue, Somerset, Massachusetts, 02726, and its telephone number is the same as the Bank's: (508)675-2121.

      The Company was organized for the purpose of becoming the holding company of the Bank. The Company's acquisition of the Bank was completed on April 1, 1990. The Bank (Slade's Ferry Trust Company) is a wholly-owned subsidiary of Slade's Ferry Bancorp.

Competition

      The primary business of Slade's Ferry Bancorp is the ongoing business of the Bank. The competitive conditions to be faced by Slade's Ferry Bancorp will be the same as those faced by the Bank. It is likely that, as a holding company, it may compete with other holding companies engaged in bank-related activities. Thus, the Company will face competition in undertaking to acquire other banks, financial institutions or companies engaged in bank-related activities, and in operating subsequent to any such acquisitions.

      While the Company investigates opportunities to acquire other banks or bank facilities when they occur and may in the future acquire other banks, financial institutions, or bank facilities, it is not currently engaged in any such acquisition other than the recently completed acquisition of the National Bank of Fairhaven, Fairhaven, Massachusetts.

Employees

      At present there are three employees of the Bank and the Company whose compensation is paid by the Company. Although the Company has no current plans to do so, if the Company should acquire other financial institutions or pursue other lines of business, it may at such time hire additional employees.

Business of Slade's Ferry Trust Company

      On September 30, 1959, the Slade's Ferry Trust Company opened for business as a state chartered trust company incorporated under the laws of the Commonwealth of Massachusetts and as a member of the Federal Deposit Insurance Corporation (FDIC). The founders were a group of individuals from Somerset, Swansea, Fall River and Seekonk, Massachusetts who recognized the need for a local bank committed to personalized services.

      During the past three years, the Bank has grown from eight banking facilities with 92 full-time and 43 part-time employees and assets of $196 Million as of December 31, 1993 to ten banking facilities with 128 full-time and 50 part-time employees and assets of $291 Million as of December 31, 1996. Through its acquisition of the National Bank of Fairhaven in 1996, it not only added two banking facilities and increased its assets by $58 Million but also expanded its geographic market area to the New Bedford and Fairhaven region of Massachusetts.

      The Bank currently services numerous communities in Southeastern Massachusetts and contiguous areas of Rhode Island through its ten facilities in Fall River, Somerset, Swansea, Seekonk, New Bedford and Fairhaven.

      The Bank's major customer base consists of over 27,500 personal savings, checking and money market accounts and 7,360 personal certificates of deposit and individual retirement accounts. Its commercial base consists of over 3,300 checking, money market, corporate, and certificate of deposit accounts.

      The Bank does not have any major target accounts, nor does it derive a material portion of its deposits from any single depositor. It is a retail bank that services the needs of the local communities, and its loans are not concentrated within any single industry or group of related industries that would have any possible adverse effect on the business of the Bank. The Bank's business is not seasonal and its loan demand is well diversified. As of December 31, 1996, commitments under standby letters of credit aggregate approximately $1,176,936.

      The Bank's acquisition of Fairbank, Inc. and its subsidiary, the National Bank of Fairhaven in 1996 was accomplished by a cash outlay by the Bank of $8,558,800 to the stockholders of Fairbank, Inc. without any issuance of Company stock. Fairbank, Inc. was simultaneously dissolved and the National Bank of Fairhaven merged into the Bank.

Services

      The Bank engages actively in a broad range of banking activities, including demand, savings, time deposits, related personal and commercial checking account services, real estate mortgages, commercial and installment lending, payroll services, money orders, travelers checks, Visa, Mastercard, safe deposit rentals, automatic teller machines and cash management services. The Bank offers a full range of commercial, installment, student, and real estate loans. The service area of the Bank is approximately 300 square miles, including the southern geographic area of Bristol County, Massachusetts and extends over to the towns of Tiverton, Warren, Bristol and Barrington in the state of Rhode Island.

Competition

      The banking business in the market area served by the Bank is highly competitive. The Bank actively competes with other banks, financial institutions, and credit unions, including major banks and bank holding companies which have numerous offices and affiliates operating over wide geographic areas. The Bank competes for deposits, loans, and other business with these institutions.

      Many of the major commercial banks, or other affiliates in the service areas of the Bank, offer services such as international banking, and investment and trust services which are not offered directly by the Bank.

                                 PROPERTIES

      The main office of the Bank is located at 100 Slade's Ferry Avenue, Somerset, Massachusetts at the junctions of U. S. Route 6, 138, and 103.
The Bank has nine additional branches located in Fairhaven, Fall River, New Bedford, Seekonk, Somerset and Swansea, Massachusetts. As of December 31, 1996, the following Bank properties are owned either directly by the Bank or through its subsidiary, the Slade's Ferry Realty Trust:

                                                                    Square
Branch               Location                                       Footage
------               --------                                       -------

Main Office          100 Slade's Ferry Avenue, Somerset, MA         37,000
North Somerset       2722 County Street, Somerset, MA                3,025
Linden Street        244-253 Linden Street, Fall River, MA           1,750
Brayton Avenue       855 Brayton Avenue, Fall River, MA              3,325
North Swansea        2388 G.A.R. Highway, Swansea, MA                2,960
Seekonk              1400 Fall River Avenue, Seekonk, MA             2,300
Fairhaven            75 Huttleston Avenue, Fairhaven, MA            13,000

Offices listed below are leased properties which indicate the applicable lease expiration date:

                                                                     Square
Branch               Location                                        Footage
------               --------                                        -------

Swansea Mall         Route 118, Swansea, MA                          2,250
(expires 2003)

Brayton Avenue       16 Stevens Street, Fall River, MA                 549
Drive Up Annex (expires 2000)

Walgreen Drug Store  835 Pleasant Street, New Bedford, MA              835
(expires 2004)

      The main office building contains approximately 42,000 square feet of usable space, of which the Bank occupies approximately 37,000 square feet and the remainder is rented to local businesses as warehouse and office space. The Bank also has a school banking facility located in the Somerset High School, Grandview Avenue, Somerset, Massachusetts that consists of 200 square feet, which provides basic banking services to students and school staff. The Seekonk office is an 8,800 square foot building, of which the Bank is utilizing 2,300 square feet and leasing out the remainder.

      On May 15, 1996, Slade's Ferry Bancorp and its subsidiary, Slade's Ferry Trust Company, entered into a merger agreement with Fairbank, Inc. and its wholly owned subsidiary, the National Bank of Fairhaven. The agreement provided that Slade's Ferry Trust Company acquire Fairbank Inc. and its wholly owned subsidiary, the National Bank of Fairhaven, by a cash outlay paid by Slade's Ferry Trust Company of $8,558,800 to stockholders of Fairbank, Inc. without any issuance of Slade's Ferry Bancorp stock.

The cash payment resulted in a premium paid above the book value of Fairbank, Inc. of $3.4 Million, which is classified as Goodwill. Included in Goodwill are the net adjustments of book values to market values of loans, investments, buildings and equipment, deposits, notes payable and deferred tax adjustments. Goodwill is to be amortized over a fifteen year period.

      The Bank intends to continue to grow and actively service its market area.

                        REGULATION AND SUPERVISION

      The following summaries of statutes and regulations affecting banks and bank holding companies do not purport to be complete. Such summaries are qualified in their entirety by reference to such statutes and regulations.

Holding Company Regulations

      Under the Federal Bank Holding Company Act ("BHCA"), the prior approval of the Federal Reserve Board ("FRB") is required before a corporation may acquire control of a bank. FRB approval must also be obtained before a bank holding company acquires all or substantially all of the assets of a bank, or merges or consolidates with another bank holding company. In considering any applications for approval of an acquisition or merger, the FRB is required to consider the financial and managerial resources of the companies and banks concerned, and the convenience and needs of the communities to be served.

      As a registered bank holding company, the Company is required to file with the FRB annual and periodic reports and such other additional information as the Board may require. The Company and its subsidiaries are also subject to continuing regulation, supervision and examinations by the FRB.

      A bank holding company, with certain exceptions, may not acquire more than 5% of the voting shares of any company that is not a bank and may not engage, directly or through subsidiaries, in any activity other than banking, managing or controlling banks, or furnishing services to or performing services for its subsidiaries, without prior approval of the FRB. The FRB is authorized to approve the ownership by a bank holding company of voting shares of any company whose activities the FRB determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereof. Under the FRB's current regulations, and subject to certain restrictions and limitations specified therein, bank holding companies and their subsidiaries may be permitted by the FRB to engage in such non-banking activities as: (1) making, acquiring, or servicing loans or other extensions of credit such as would be made by a mortgage, finance, credit card, or factoring company; (2) operating an industrial bank or industrial loan company; (3) performing the function of a trust company; (4) acting as an investment or financial advisor; (5) leasing real or personal property or acting as an agent or broker in leasing such property or acting as an agent or broker in leasing property in certain situations; (6) making investments to promote community welfare; (7) providing certain data processing and transmission services; (8) acting as principal, agent or broker with respect to insurance directly related to extensions of credit by the bank holding company or its subsidiaries, and engaging in certain other insurance activities subject to specified conditions and limitations; (9) providing courier services for checks and certain other instrument exchanges among banks, and for audit and accounting media of a banking or financial nature; (10) providing management consulting advice, under specified conditions, to banks not affiliated with the bank holding company; (11) issuing and selling retail money orders having a face value of not more than $1,000, and travelers checks, and selling U. S. Savings Bonds; (12) performing appraisals of real and personal property; (13) arranging commercial real estate equity financing under certain circumstances; (14) providing securities brokerage services as agent for the accounts of customers; (15) underwriting and dealing in certain government obligations and money market instruments; (16) providing foreign exchange advisory and transactional services; (17) acting as a futures commission merchant in specified capacities, or providing investment advice as a futures commission merchant or commodity trading advisor with respect to certain financial futures contracts and options; (18) providing consumer financial counseling services; (19) providing tax planning and preparation services; (20) providing check guaranty services to subscribing merchants; (21) operating a collection agency; and (22) operating a credit bureau. In addition, a bank holding company may file an application for FRB approval to engage, directly or through subsidiaries, in other nonbank activities that the holding company reasonably believes are so closely related to banking as to be a proper incident thereto.

      In addition, pursuant to the Bank Export Services Act of 1982, a bank holding company may invest up to 5% of its consolidated capital and surplus in shares of an export trading company unless such investment is disapproved by the FRB after notice as provided in that Act.

      As a bank holding company, the Company will be required to give the FRB prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of Bancorp's consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would violate any law, regulation, FRB order, directive, or any condition imposed by, or written agreement with, the FRB.

      The status of the Company as a registered bank holding company under the BHCA does not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws.

      Under Massachusetts law, Board of Bank Incorporation approval is required before any company may become a bank holding company by directly or indirectly owning, controlling or holding the power to vote 25% or more of the voting stock of two or more banks. Further, such approval is required prior to a bank holding company's (i) acquiring voting stock of another bank institution if, as a result of the acquisition, such acquirer would, directly or indirectly, own or control more than 5% of the voting stock of such institution, or (ii) engaging in certain other transactions. The Company is not considered a bank holding company under Massachusetts law since it does not control two or more banks. The activities of the Company, however, will be limited under Massachusetts law to activities described above, which would be permissible for a bank holding company registered under the BHCA. In addition, the acquisition by the Company of 25% or more of the voting stock or the power to elect a majority of the directors of another commercial bank, savings bank, cooperative bank, or savings and loan association would subject the company to regulation as a bank holding company under applicable Massachusetts law and would require the approval of the Massachusetts Board of Bank Incorporation.

Bank Regulations

      As a Massachusetts-chartered, FDIC-insured trust company, the Bank is subject to regulation and supervision by the Commissioner of Banks, the FDIC and the FRB.

      The Massachusetts statutes and regulations govern, among other things, investment powers, deposit activities, borrowings, maintenance of surplus and reserve accounts, distribution of earnings, and payment of dividends. The Bank is also subject to state regulatory provisions covering such matters as issuance of capital stock, branching, and mergers and acquisitions.

      Deposit accounts at the Bank are insured by the FDIC, generally up to a maximum of $100,000 per insured depositor. As an insurer of deposits of certain thrift institutions and commercial banks, the FDIC issues regulations, conducts examinations, requires the filing of reports, and generally supervises the operations of institutions to which it provides deposit insurance. The approval of the FDIC is required prior to any merger or consolidation with another financial institution, or the establishment or relocation of an office facility. This supervision is intended primarily for the protection of depositors.

      As an FDIC-insured bank, the Bank is subject to certain FDIC requirements designed to maintain the safety and soundness of individual banks and the banking system. The FDIC periodically conducts examinations of insured institutions and, based upon appraisals, may revalue assets of an insured institution and require establishment of specific reserves in amounts equal to the difference between such revaluation and the book value of the assets. In addition, the FDIC has a regulation which defines and sets minimum requirements for capital adequacy.

      The Company, the Bank, the Slade's Ferry Realty Trust, and the Slade's Ferry Securities Corporation are "affiliates" within the meaning of the Federal Reserve Act. Certain provisions of the Federal Reserve Act, made applicable to the Bank by Section 18 (j) of the Federal Deposit Insurance Act and administered with respect to the Bank by the FDIC, limit the amounts of and establish collateral requirements with respect to the Bank's loans or extensions of credit to and investments in affiliates. In addition, related provisions of the Federal Reserve Act and FRB regulations also administered with respect to the Bank by the FDIC limit the amounts of and establish required procedures and credit standards with respect to loans and other extensions of credit to officers, directors and principal stockholders of the Bank, of the Company, and of any subsidiaries of the Company, and to related interests of such persons.

Recent Regulatory Examinations

      During the most recent regulatory examinations of the Company and the Bank, no major or consequential violations were found.

                             LEGAL PROCEEDINGS

      The Bank is involved in a civil suit brought by a former employee of the National Bank of Fairhaven which primarily alleges a breach of contract and other related claims. The demand by the plaintiff is $550,000 to settle the case. Counsel for the Company believes that there are meritorious defenses to the claims and the Company intends to vigorously defend the suit. The Company believes that the suit will not have a material adverse effect on the Company's financial condition, results of operation or liquidity.

                     SELECTED STATISTICAL INFORMATION

      The following tables and discussion present certain statistical information concerning the business of the Company. Such tables and discussion should be read in conjunction with "Description of Business," and the financial statements and the notes thereto.

DISTRIBUTION OF ASSETS, LIABILITIES, AND STOCKHOLDERS' EQUITY;
INTEREST RATES AND INTEREST DIFFERENTIAL

      The following table sets forth the Company's average assets, liabilities, and stockholders' equity, interest income earned and interest paid, average rates earned and paid, and the net interest margin for the years ending December 31, 1996, December 31, 1995, and December 31, 1994. Averages are daily averages.

                                                  1996                             1995                             1994
                                     ----------------------------     ---------------------------      ---------------------------
                                                            Avg                              Avg                              Avg
                                     Average     Int(1)     Int       Average     Int(1)     Int       Average     Int(1)     Int
                                     Balance     Inc/Exp    Rate      Balance     Inc/Exp    Rate      Balance     Inc/Exp    Rate
                                     -------     -------    ----      -------     -------    ----      -------     -------    ----
                                                                         (Dollars in Thousands)

ASSETS:
Earning Assets (2)
  Commercial Loans                   $ 23,440    $ 2,191     9.35%    $ 17,478    $ 1,705     9.75%    $ 16,845    $ 1,452    8.62%
  Commercial Real Estate               90,576      9,035     9.98       70,060      6,703     9.57       57,983      5,190    8.95
  Residential Real Estate              50,486      3,788     7.50       48,901      3,706     7.58       46,360      3,319    7.16
  Consumer Loans                        6,094        613    10.06        5,630        628    11.15        6,333        613    9.68
                                     ---------------------------------------------------------------------------------------------
  Total Loans                         170,596     15,627     9.16      142,069     12,742     8.97      127,521     10,574    8.29
  Federal Funds Sold                   14,994        783     5.22       10,361        598     5.77        4,584        167    3.64
  U.S. Treas/Govt Agencies             43,871      2,715     6.19       45,300      2,924     6.45       43,580      2,484    5.70
  States & Political Subdivisions       5,959        400     6.71        4,753        339     7.13        5,556        408    7.34
  Mutual Funds                            241         13     5.39          170          8     4.71          529         16    3.02
  Marketable Equity Securities          1,332         45     3.38        1,013         37     3.65          888         33    3.72
  Other Investments                       811         45     5.55          140          6     4.29            6        -0-    0.00
                                     ---------------------------------------------------------------------------------------------
  Total Earning Assets                237,804    $19,628     8.25%     203,806    $16,654     8.17%     182,664    $13,682    7.49%
                                     ---------------------------------------------------------------------------------------------
  Allowance for Loan Losses            (2,958)                          (2,450)                          (2,160)
  Unearned Income                        (597)                            (434)                            (306)
  Cash and Due From Banks               9,565                            8,387                            7,800
  Other Assets                          9,489                            9,016                            7,875
                                     ---------------------------------------------------------------------------------------------
Total Assets                         $253,303                         $218,325                         $195,873
                                     =============================================================================================

LIABILITIES & STOCKHOLDERS' EQUITY:
  Savings                            $ 40,246    $ 1,006     2.50%    $ 37,790    $   955     2.53%    $ 44,945    $ 1,136    2.53%
  NOW's                                28,788        858     2.98       21,568        757     3.51       22,784        596    2.61
  Money Market Accounts                13,326        272     2.04       16,355        332     2.03       18,369        404    2.20
  Time Deposits of $100M or more       18,813      1,104     5.87       15,403        856     5.56       12,760        508    3.98
  Other Time Deposits                  97,957      5,752     5.87       82,290      4,801     5.83       56,273      2,244    3.99
  Borrowings                            1,374         86     6.26        1,179         63     5.36        1,329         56    4.21
                                     ---------------------------------------------------------------------------------------------
  Total Interest-bearing
   Liabilities                        200,504    $ 9,078     4.53%     174,585    $ 7,764     4.45%     156,460    $ 4,944    3.16%
                                     ---------------------------------------------------------------------------------------------
  Demand Deposits                      33,572                           26,674                           23,832
  Other Liabilities                       493                              591                              473
                                     ---------------------------------------------------------------------------------------------
  Total Liabilities                   234,569                          201,850                          180,765
                                     ---------------------------------------------------------------------------------------------
  Common Stock                             28                               26                               16
  Paid-in Capital                      14,393                           12,871                           11,599
  Retained Earnings                     4,486                            4,227                            4,077
  Net Unrealized Loss on
   Available-for-Sale Securities         (173)                            (649)                            (584)
                                     ---------------------------------------------------------------------------------------------
  Total Stockholders' Equity           18,734                           16,475                           15,108
                                     ---------------------------------------------------------------------------------------------
Total Liabilities & Stockholders'
 Equity                              $253,303                         $218,325                         $195,873
                                     =============================================================================================
Net Interest Income                              $10,550                          $ 8,890                          $ 8,738
                                     =============================================================================================
Net Interest Spread                                          3.72%                            3.72%                           4.33%
                                     =============================================================================================
Net Yield on Earnings Assets                                 4.44%                            4.36%                           4.78%
                                     =============================================================================================

<F1>  On a fully taxable equivalent basis based on tax rate of 34%.  Interest income on investments and net interest income includes a fully taxable equivalent adjustment of $133,000 in 1996, $113,000 in 1995, and $136,000 in 1994.

<F2>  Average balance includes non-accruing loans.  The effect of including such loans is to reduce the average rate earned on the Company's loans.

NET INTEREST INCOME - CHANGES DUE TO VOLUME AND RATE (1)

                                              1996 vs 1995                        1995 vs 1994
                                                Increase                            Increase
                                               (Decrease)                          (Decrease)
                                   ---------------------------------------------------------------------
                                                           (Dollars in Thousands)
                                   ---------------------------------------------------------------------
                                   Total        Due to       Due to      Total        Due to      Due to
                                   Change(2)    Volume       Rate        Change(2)    Volume      Rate
                                   ---------    ------       ------      ---------    ------      ------

Interest Income:
  Federal Funds Sold               $  185       $  255       $ (70)        431        $  271      $  160
  US Treas/Govt Agencies             (209)         (90)       (119)        440           105         335
  States & Political Subdivisions      61           83         (22)        (69)          (58)        (11)
  Mutual Funds                          5            4           1          (8)          (14)          6
  Marketable Securities                 8           11          (3)          4             4           0
  Other Investments                    39           33           6           6             3           3
  Commercial Loans                    486          569         (83)        253            59         194
  Commercial Real Estate            2,332        2,005         327       1,513         1,117         396
  Residential Real Estate              82          119         (37)        387           187         200
  Consumer Loans                      (15)          50         (65)         15           (73)         88
                                   ---------------------------------------------------------------------
  Total Interest Income             2,974        3,039         (65)      2,972         1,601       1,371
                                   ---------------------------------------------------------------------

Interest Expense:
  Savings Accounts                     51           62         (11)       (181)         (181)          0
  NOW Accounts                        101          234        (133)        161           (38)        199
  Money Market Accounts               (60)         (62)          2         (72)          (43)        (29)
  Time Deposits of $100M or more      248          195          53         348           125         223
  Other Time Deposits                 951          915          36       2,557         1,279       1,278
  Borrowings                           23           11          12           7            (7)         14
                                   ---------------------------------------------------------------------
  Total Interest Expense            1,314        1,355         (41)      2,820         1,135       1,685
                                   ---------------------------------------------------------------------
Net Interest Income                $1,660       $1,684       $ (24)        152        $  466      $ (314)
                                   =====================================================================

<F1>  Changes in interest income and interest expense attributable to changes in both volume and rate have been allocated equally to changes due to volume and changes due to rate.

<F2>  The change in interest income on investments and net interest income includes interest on a fully taxable equivalent basis based on a tax rate of 34%.

Interest Rate Sensitivity

      A formal measurement that is incorporated in the Asset/Liability management process is the monthly analysis of the interest rate (Gap) table. This measurement provides a static analysis of repricing opportunities of the balance sheet. It is prepared by categorizing assets and liabilities into time periods based on the next repricing opportunity. The analysis determines the net dollar amount of assets less liabilities that are repricing at various time periods.

      The Company has an Asset/Liability Committee that reports to the Board of Directors. Its objective is to monitor the exposure of planned net interest margins to unexpected changes due to interest rate fluctuations. These efforts also affect loan pricing, deposit interest rate strategies, asset mix and volume guidelines, liquidity and capital planning.

      At December 31, 1996, the analysis indicates the Company's interest rate risk to have a reliance on short term liabilities. This position would have an adverse effect on the Company's earnings in a rising rate environment and conversely a positive effect on earnings in a decreasing risk environment.

The Gap table as of December 31, 1996 is set forth below.

                                                                       December 31, 1996
                                        ----------------------------------------------------------------------------------
                                                                     (Dollars in Thousands)

                                        3 Months       4 Months       1 Year to      2 Year to      5 Years
REPRICING OPPORTUNITY                   or Less        to 1 Year      2 Years        5 Years        & Over        Total
                                        --------       ---------      ---------      ---------      -------       -----

INTEREST-EARNING ASSETS
Loans                                   $ 88,091       $ 40,675       $ 24,882       $  7,148       $ 13,838      $194,634
Investments and Interest-Bearing
Time Deposits                              7,442          6,452          9,047         13,834         21,107        57,882
Federal Funds Sold                        13,000            ---            ---            ---            ---        13,000
                                        ----------------------------------------------------------------------------------
Total Interest-Earning Assets           $108,533       $ 47,127       $ 33,929       $ 40,982       $ 34,945      $265,516
                                        ==================================================================================
Cumulative Risk Sensitive Assets
 (RSA)                                  $108,533       $155,660       $189,589       $230,571       $265,516
                                        ==================================================================================

INTEREST-BEARING LIABILITIES
Regular Savings                         $ 42,182       $    ---       $    ---       $    ---       $    ---      $ 42,182
NOW Accounts                              37,203            ---            ---            ---            ---        37,203
Money Market Accounts                     15,430            ---            ---            ---            ---        15,430
Time Deposits $100,000 & Over              4,186          9,738          3,518          2,197            ---        19,639
Other Time Deposits                       32,058         55,997         18,749            883          1,192       108,879
                                        ----------------------------------------------------------------------------------
Total Deposits                           131,059         65,735         22,267          3,080          1,192       223,333
Federal Funds Purchased                      ---            ---            ---            ---            ---           ---
Other Interest-Bearing Liabilities         1,200            ---            ---          1,043            ---         2,243
                                        ----------------------------------------------------------------------------------
Total Interest-Bearing Liabilities      $132,259       $ 65,735       $ 22,267       $  4,123       $  1,192      $225,576
                                        ==================================================================================
Cumulative Risk Sensitive
 Liabilities (RSL)                      $132,259       $197,994       $220,261       $224,384       $225,576
                                        ==================================================================================
Gap                                      (23,726)       (18,608)        11,662         36,859         33,753        39,940
Cumulative Gap                           (23,726)       (42,334)       (30,672)         6,187         39,940
RSA/RSL                                     (.82)          (.72)          1.52           9.94          29.32
Cumulative RSA/RSL                          (.82)          (.79)          (.86)          1.03           1.18
Cumulative Gap/Total Assets                 (.08)          (.15)          (.11)           .02            .14

INVESTMENT PORTFOLIO

      The following table shows the carrying amount of the major categories of investment securities Held to Maturity for the years indicated:

                                                At December 31,
                                         ------------------------------
                                         1996         1995         1994
                                         ----         ----         ----
                                            (Dollars In Thousands)

US Treasury Securities and
 Obligations of US Government
 Corporations and Agencies               $13,193      $15,690      $ 7,719
Obligations of States and
 Political Subdivisions                    6,131        6,024        5,056
Mortgage-backed securities                   257           17           18
Other Debt Securities                          6            5            5
                                         ---------------------------------
                                         $19,587      $21,736      $12,798
                                         =================================

In the following table, the carrying amount of Held to Maturity securities maturing within stated periods as of December 31, 1996, is shown with the weighted average interest yield from securities falling within the range of maturities:

                        US Treasury    Obligations
                        & Government   of States &       Mortgage-    Other
                        Corporations   Political         Backed       Debt
                        & Agencies     Subdivisions(1)   Securities   Securities    Total
                        ------------   ---------------   ----------   ----------    -----
                                             (Dollars in Thousands)

Due in 1 year or less:
  Amount                $ 4,689        $  695              ---        $   5         $ 5,389
  Yield                    5.28%         6.44%             ---         5.50%           5.43%

Due in 1 to 5 years:
  Amount                $ 5,496        $2,396            $ 243        $   1         $ 8,136
  Yield                    6.61%         6.58%            6.57%        7.50%           6.60%

Due in 5 to 10 years:
  Amount                $ 3,008        $2,894            $  14          ---         $ 5,916
  Yield                    7.11%         6.88%            8.00%         ---            7.00%

Due after 10 years:
  Amount                    ---        $  146              ---          ---         $   146
  Yield                     ---          9.21%             ---          ---            9.21%
                        -------------------------------------------------------------------

  Amount                $13,193        $6,131            $ 257        $   6         $19,587
                        ===================================================================
  Yield                    6.25%         6.77%            6.65%        5.83%           6.42%
                        ===================================================================

<F1>  Rates of tax exempt securities are shown assuming a 34% tax rate.

      The following table shows the amortized cost basis of the major categories of Available for Sale securities for the years indicated:

                                                At December 31,
                                         ------------------------------
                                         1996         1995         1994
                                         ----         ----         ----
                                             (Dollars In Thousands)

US Treasury Securities and
 Obligations of US Government
 Corporations and Agencies               $32,793      $31,678      $28,606

      Mortgage-backed Securities           2,469        3,618        3,920

      Asset-backed Securities                246          -0-          -0-

      Marketable Equity Securities         1,775        1,397          830
                                         ---------------------------------
                                         $37,283      $36,693      $33,356
                                         =================================

      In the following table, the amortized cost basis of Available for Sale securities maturing within stated periods as of December 31, 1996, is shown with the weighted average interest yield from securities falling within the range of maturities:

                         US Treasury
                         & Government     Mortgage-       Asset-
                         Corporations     Backed          Backed
                         & Agencies       Securities      Securities      Total
                         ------------     ----------      ----------      -----
                                            (Dollars in Thousands)

Due in 1 year or less:
  Amount                 $ 2,707          $  953          $ ---           $ 3,660
  Yield                     5.58%           6.23%           ---              5.75%

Due in 1 to 5 years:
  Amount                  18,707             ---            ---            18,707
  Yield                     5.86%            ---            ---              5.86%

Due in 5 to 10 years:
  Amount                  10,879             ---            ---            10,879
  Yield                     6.86%            ---            ---              6.86%

Due after 10 years:
  Amount                     500           1,516            246             2,262
  Yield                     8.00%           5.64%          6.35%             6.24%
                         --------------------------------------------------------

Amount                   $32,793          $2,469          $ 246           $35,508(1)
                         ========================================================
Yield                       6.20%           5.87%          6.35%             6.18%
                         ========================================================

<F1>  Does not include marketable equity securities.

      The following table shows the amortized cost basis and fair value of the major categories of Held to Maturity securities as of December 31, 1996:

                                                            Gross        Gross
                                                            Unrealized   Unrealized
                                             Amortized      Holding      Holding
                                             Cost Basis     Gains        Losses       Fair Value
                                             ----------     ----------   ----------   ----------
                                                           (Dollars in Thousands)

Debt securities issued by the
 U.S.Treasury and other U.S. Government
 corporations and agencies                   $13,193        $30          $  8         $13,215
Debt securities issued by states
 of the United States and political
 subdivisions of the states                    6,131         38            67           6,102
Mortgage-backed securities                       257        ---            35             222
Other debt securities                              6        ---           ---               6
                                             ------------------------------------------------
                                             $19,587        $68          $110         $19,545
                                             ================================================

      Investments in Available for Sale securities are carried at fair value on the balance sheet and are summarized as follows as of December 31, 1996.

                                                            Gross        Gross
                                                            Unrealized   Unrealized
                                             Amortized      Holding      Holding
                                             Cost Basis     Gains        Losses       Fair Value
                                             ----------     ----------   ----------   ----------
                                                           (Dollars in Thousands)

Debt securities issued by the
 U.S. Treasury and other U.S. Government
 corporations and agencies                   $32,793        $ 80         $281         $32,592
Marketable equity securities                   1,775         268           56           1,987
Mortgage-backed securities                     2,469         ---           38           2,431
Asset-backed securities                          246         ---            1             245
                                             ------------------------------------------------
                                             $37,283        $348         $376         $37,255
                                             ================================================


      Deduction to Stockholders' Equity:
       (In Whole Dollars)

      Unrealized loss on Available for Sale Securities           $27,952
      Less tax effect                                             25,324
                                                                 -------
      Net unrealized loss on Available for Sale Securities       $ 2,628
                                                                 =======

LOAN PORTFOLIO

      The following table shows the Company's amount of loans by category at the end of each of the last five years.

                                                                              At December 31
                                                  --------------------------------------------------------------------
                                                  1996           1995           1994           1993           1992
                                                  ----           ----           ----           ----           ----
                                                                          (Dollars In Thousands)

Commercial, financial and agricultural            $ 31,244       $ 16,747       $ 17,123       $ 16,309       $ 18,844
Real estate - construction and land development      6,891          6,865          2,290          4,651          1,848
Real estate - residential                           59,500         50,477         50,938         48,088         50,670
Real estate - commercial                            94,545         70,749         59,625         50,310         47,293
Consumer                                             6,681          6,148          6,097          6,550          8,101
Obligations of states and political
 subdivisions                                           16             23             29            136            143
Other                                                  109             85             89             34             36
                                                  --------------------------------------------------------------------
                                                  $198,986       $151,094       $136,191       $126,078       $126,935
Allowance for Possible Loan Losses                  (3,354)        (2,498)        (2,306)        (1,954)        (1,967)
Unamortized adjustment to fair value                   (54)             0              0              0              0
Unearned Income                                       (643)          (527)          (403)          (313)          (294)
                                                  --------------------------------------------------------------------
Net Loans                                         $194,935       $148,069       $133,482       $123,811       $124,674
                                                  ====================================================================

      The following table shows the maturity distributions and interest rate sensitivity of selected loan categories at December 31, 1996.

                                             Within         One to         After Five
                                             One Year       Five Years     Years        Total
                                             --------       ----------     ----------   -----
                                                             (Dollars in Thousands)

Commercial, financial, and agricultural      $17,642        $10,084        $3,518       $31,244
Real Estate - construction and land
 development                                   1,770            730         4,391         6,891
                                             --------------------------------------------------
                                             $19,412        $10,814        $7,909       $38,135
                                             ==================================================

      The following table shows the amounts, included in the table above, which are due after one year and which have fixed interest rates and adjustable rates:

                                                       Total Due After One Year
                                             -------------------------------------------
                                             Fixed Rate       Adjustable Rate      Total
                                             ----------       ---------------      -----
                                                        (Dollars in Thousands)

Commercial, financial, and agricultural      $3,559           $10,043              $13,602
Real Estate - construction and land
 development                                    427             4,694                5,121
                                             ---------------------------------------------
                                             $3,986           $14,737              $18,723
                                             =============================================

NONACCRUAL, PAST DUE AND RESTRUCTURED LOANS

                                                                      December 31
                                                 ----------------------------------------------------
                                                                (Dollars In Thousands)
                                                 1996        1995        1994        1993        1992
                                                 ----        ----        ----        ----        ----

Nonaccrual loans                                 $4,352      $2,695      $3,238      $4,084      $3,010
Loans 90 days or more past due
 and still accruing                                 112          23         204         427         863
Real estate acquired by foreclosure
 or substantively repossessed                       308         633         888       2,160       1,367
                                                 ------------------------------------------------------
Total nonperforming assets                       $4,772      $3,351      $4,330      $6,671      $5,240
                                                 ======================================================
Percentage of nonaccrual loans to total loans      2.19%       1.78%       2.38%       3.24%       2.37%
Percentage of nonaccrual loans and real estate
 acquired by foreclosure or substantively
 repossessed to total assets                       1.60%       1.43%       2.13%       3.18%       2.31%
Percentage of Allowance for Possible Loan
 Losses to Nonaccrual Loans                       77.07%      92.69%      71.22%      47.85%      65.35%

      Nonaccrual loans include restructured loans of $398,000 at December 31, 1996; $425,000 at December 31, 1995; and $286,000 at December 31, 1994.

      Information with respect to nonaccrual and restructured loans for the past five years ending December 31 is as follows:

                                                                    December 31
                                               ------------------------------------------------------
                                               1996        1995        1994        1993        1992
                                               ----        ----        ----        ----        ----
                                                              (Dollars in Thousands)

Nonaccrual loans                               $4,352      $2,695      $3,238      $4,084      $3,010

Interest income that would have been
 recorded under original terms                 $  361      $  243      $  242      $  443      $  263

Interest income recorded during the period     $   62      $   21      $   19      $  115      $   57

      Nonperforming assets include nonaccrual loans, loans past due 90 days or more but still accruing, restructured loans not performing in accordance with amended terms, and other real estate acquired through foreclosure. Nonperforming assets as a total increased to $4.8 Million at year end 1996, from $3.4 Million reported at year end 1995. Nonaccrual loans at December 31, 1996 were up by $1.7 Million to $4.4 Million from $2.7 Million reported on December 31, 1995. The increase in nonaccrual loans is attributable to $896,411 of nonaccrual loans that were acquired from the National Bank of Fairhaven, and a commercial account with $760,000 of borrowings which became nonaccrual due to financial difficulties during the third quarter. The latter loan consists of two separate parcels of commercial real estate which are currently being marketed for sale by the borrower. The bank does not anticipate any material losses on this loan due to the value of the collateral. Loans that became nonaccrual during the current year, including the aforementioned, amounted to $2,445,428. Offsetting this increase were receipts of loan payments of $276,578 and loans of $218,731 that were deemed uncollectible and charged off to the Allowance for Possible Loan Losses. There was a transfer to Other Real Estate Owned of $107,741, and a transfer to accrual status of a loan for $185,344.

      Other loans in the nonaccrual status that are collateralized by real estate have outstanding balances of $400,000 or less to any one individual borrower. When a real estate loan becomes nonaccrual, an appraisal of the property is obtained to determine that an 80% loan to value ratio exists.
If the loan to value exceeds 80% or if it is determined that all amounts due according to the terms of the loan agreement will not be met, the original loan is classified as an impaired loan with a watch list reserve allowance assigned to it.

      The Company places a loan on nonaccrual status when, in the opinion of management, the collectibility of the principal and interest becomes doubtful. Generally, when a commercial loan, commercial real estate loan or a residential real estate loan becomes past due 90 days or more, the Company discontinues the accrual of interest and reverses previously accrued interest. The loan remains in the nonaccrual status until the loan is current and six consecutive months of payments are made, then it is reclassified as an accruing loan. When it is determined that the collectibility of the loan no longer exists, it is charged off to the Allowance for Loan Losses or, if applicable, any real estate that is collateralizing the loan is acquired through foreclosure, at which time it is categorized as Other Real Estate Owned. The nonaccrual category is comprised of $1,233,588 of residential real estate loans, $2,379,581 of commercial real estate loans, $715,728 of commercial loans and $23,250 of other types of loans.

      Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan", was adopted by the Company as of January 1, 1995. Statement 114 applies to all loans except large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, loans measured at fair value or at a lower of cost or fair value, leases, and debt securities as defined in Statement 115. Statement 114 requires that impaired loans be valued at the present value of expected future cash flows discounted at the loan's effective interest rate or as a practical expedient, at the loan's observable market value of the collateral if the loan is collateral dependent. Smaller balance homogeneous loans are considered by the Company to include consumer installment loans and credit card loans. Included in the $4.4 Million of nonaccrual loans are $4.0 Million, which the company has determined to be impaired, of which $2.7 Million has a related allowance for credit losses of $.8 Million, and $1.3 Million has no related allowance for credit losses.

      The Company has $500,000 of potential problem loans for which payments are presently current but are identified as a possible risk. This assessment is based on an objective review of the borrowers' financial statements. The past experience with the borrower, the borrower's background, and the applicable value of the assets collateralizing these loans provides a degree of assurance that the loan will continue to be paid as per the loan agreement. These issues are reviewed on a quarterly basis to determine if there is any change in status that would cause management to reclassify the loan from the accrual category to nonaccrual. The economy in the southeastern region has had an overall improvement from the conditions that existed in the previous years. The unemployment rate has decreased to a 6.50% level, however, it continues to remain higher than the state average of 5.50%. There can be no assurance that other potential problem loans will not occur, however, management is optimistic that if the economy in the region continues this improved trend, the level of nonperforming assets could also reflect an improvement.

      Other Real Estate Owned, which are properties acquired through foreclosure, consists of 5 parcels totaling $307,591 at year end 1996. Annual appraisals are performed on all these properties and if the appraisal is less than the carrying value of the property, the carrying value is written down by a charge to the writedown on OREO expense account.

      In March 1997, the Bank classified a $1.6 Million commercial real estate loan as nonaccrual. Based on a current appraisal obtained at that time, the collateral is valued at $2.8 Million. The business is dependant on seasonal cash flows which generally peak during the spring-summer period. The borrower has agreed to accelerate cash payments to become current within the July-August 1997 time frame on the assumption that the incoming cash flows will occur as predicted.

      The Company did not make any special provision to the Allowance for Possible Loan Losses on the aforementioned loan due to the excess in collateral values of approximately 43%. Potential problem loans remain at $500,000 for which payments are presently current but are identified as possible risk.

      The combination of this loan, along with several other loans totaling $800,000 that became past due 90 days or more but still accruing, was offset by loans totaling $407,000 that were resolved, payments made on other nonaccruing loans of $55,000, charge-offs of $114,000, and transfers to Other Real Estate Owned of $222,000, resulting in a net increase in nonperforming assets of $1.6 Million, from the $4.8 Million reported on December 31, 1996.

          INFORMATION WITH RESPECT TO NONACCRUAL AND PAST DUE LOANS AT MARCH 31, 1997 AND 1996 AND DECEMBER 31, 1996 AND 1995

                                                             (Dollars in Thousands)
                                                     At March 31             At December 31
                                                  -------------------       -------------------
                                                  1997         1996         1996         1995
                                                  ----         ----         ----         ----

Nonaccrual Loans                                  $5,205       $2,751       $4,352       $2,695
Loans 90 days or more past due
 and still accruing                                  832          517          112           23
Real estate acquired by foreclosure
 or substantively repossessed                        386          350          308          633
Percentage of nonaccrual loans to total loans       2.60%        1.78%        2.19%        1.78%
Percentage of nonaccrual loans and real estate
 acquired by foreclosure or substantively
 repossessed to total assets                        1.92%        1.34%        1.60%        1.43%
Percentage of allowance for possible loan losses
 to nonaccrual loans                               63.85%       96.36%       77.07%       92.69%

SUMMARY OF LOAN LOSS EXPERIENCE

      The table below illustrates the changes in the Allowance for Possible Loan Losses for the periods indicated.

                                                               December 31
                                         ----------------------------------------------------------
                                         1996         1995         1994         1993         1992
                                         ----         ----         ----         ----         ----
                                                          (Dollars in Thousands)

Balance at January 1                     $2,498       $2,306       $1,954       $1,967       $1,300
                                         ----------------------------------------------------------
Charge-offs:
  Commercial                               (276)        (184)         (22)        (963)        (115)
  Real estate-construction                   (0)          (0)          (0)          (0)          (0)
  Real estate-mortgage                       (4)         (79)        (246)        (451)        (202)
  Installment/Consumer                     (159)        (134)         (93)         (85)        (166)
                                         ----------------------------------------------------------
                                           (439)        (397)        (361)      (1,499)        (483)
                                         ----------------------------------------------------------
Recoveries:
  Commercial                                332            1           51            0            9
  Real estate-construction                    0            0            0            0            0
  Real estate-mortgage                        0           16            2            2            0
  Installment/Consumer                      107           22           15           29           69
                                         ----------------------------------------------------------
                                            439           39           68           31           78
                                         ----------------------------------------------------------
Net Charge-offs                               0         (358)        (293)      (1,468)        (405)
                                         ----------------------------------------------------------
Provision for loan losses                   400          550          645        1,455        1,072
Allowance attributable to acquisition    $  456            0            0            0            0
                                         ----------------------------------------------------------
Balance at December 31:                  $3,354       $2,498       $2,306       $1,954       $1,967
                                         ==========================================================
Allowance for Loan Losses as a
 percent of year end loans                 1.69%        1.65%        1.70%        1.55%        1.55%
Ratio of net charge-offs to average
 loans outstanding                         0.00%        0.25%        0.23%        1.18%        0.33%

      The level of the Allowance for Possible Loan Losses is evaluated by management and encompasses several factors. These factors include but are not limited to recent trends in the nonperforming loans, the adequacy of the assets which collateralize the nonperforming loans, current economic conditions in the market area and various other external and internal factors. Management's assessment of the adequacy of the Allowance for Possible Loan Losses is reviewed by regulators and by the Company's independent accountants.

      The Company's provision for loan losses, which is a deduction from earnings, in 1996 was reduced to $400,000 compared to prior years' provisions of $550,000, $645,000, $1,455,000 and $1,072,000 for years ending
1995, 1994, 1993, and 1992 respectively. In 1996, the Company realized significant recoveries of previously charged-off loans of $439,000 compared to previous years of $39,000, $68,000, $31,000, and $78,000 in 1995, 1994,
1993, and 1992 respectively. Also increasing the Allowance for Possible Loan Losses was $456,000, attributable to the aquisition of the National Bank of Fairhaven.

      Although nonaccrual loans increased in 1996, the amount provided to the Allowance for Possible Loan Losses was deemed adequate by management after full consideration of the value of the assets securing these loans.

      This table shows an allocation of the allowance for loan losses as of the end of each of the last five years.

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                    December 31, 1996      December 31, 1995      December 31, 1994      December 31, 1993      December 31, 1992
                  ---------------------  ---------------------  ---------------------  ---------------------  --------------------
                            Percent of             Percent of             Percent of             Percent of            Percent of
                            Loans in               Loans in               Loans in               Loans in              Loans in
                            Each                   Each                   Each                   Each                  Each
                            Category to            Category to            Category to            Category to           Category to
                  Amount    Total Loans  Amount    Total Loans  Amount    Total Loans  Amount    Total Loans  Amount   Total Loans
                  ------    -----------  ------    -----------  ------    -----------  ------    -----------  ------   -----------
                                                               (Dollars in Thousands)

Commercial        $  789(1)  15.70%      $  597(1)  11.08%      $  588      12.82%     $  317     13.51%      $  256    14.96%
Real estate -
 Construction         41      3.46           40      4.55           14      1.68           29      3.69           10     1.46
Real estate -
 Mortgage          2,150(2)  77.42        1,581(2)  80.23        1,374      81.03       1,320     77.66        1,503    77.17
Consumer(3)          374      3.42          280      4.14          330      4.47          288      5.14          198     6.41
                  -----------------------------------------------------------------------------------------------------------
                  $3,354    100.00%      $2,498    100.00%      $2,306    100.00%      $1,954    100.00%      $1,967   100.00%
                  ===========================================================================================================

<F1>  Includes amounts specifically reserved for impaired loans of $0.00 as of December 31, 1996 and $214,542 as of December 31, 1995, as required by Financial Accounting Standard No. 114, Accounting for Impairment of Loans.

<F2>  Includes amounts specifically reserved for impaired loans of $838,290 as of December 31, 1996 and $240,500 as of December 31, 1995, as required by Financial Accounting Standard No. 114, Accounting for Impairment of Loans.

<F3>  Percent of loans in each category to total loans includes consumer, obligations of states and political subdivisions and other.

      The loan portfolio's largest segment of loans is commercial real estate loans, which represent 47.5% of gross loans. Residential real estate, which is the second largest segment of the loan portfolio, represents 30% of gross loans. The Company requires a loan to value ratio of 80% in both commercial and residential mortgages. These mortgages are secured by real properties which have a readily ascertainable value.

      Generally, commercial real estate loans have a higher degree of credit risk than residential real estate loans because they depend primarily on the success of the business. When granting these loans, the Company evaluates the financial statements of the borrower(s), the location of the real estate, the quality of management, and general economic and competitive conditions. When granting a residential mortgage, the Company reviews the borrower(s) repayment history on past debts, and assesses the borrower(s) ability to meet existing obligations and payments on the proposed loans.

      Commercial loans consist of loans predominantly collateralized by inventory, furniture and fixtures, and accounts receivable. In assessing the collateral for this type of loan, management applies a 40% liquidation value to inventories; 25% to furniture, fixtures and equipment; and 60% to accounts receivable. Commercial loans represent 15.7% of the loan portfolio.

      Consumer loans are generally unsecured borrowings and represent 3.5% of the total loan portfolio. These loans have a higher degree of risk than residential mortgage loans. The underlying collateral of a secured consumer loan tends to depreciate in value. Consumer loans are typically made based on the borrower's ability to repay the loan through continued financial stability. The Company endeavors to minimize risk by reviewing the borrower's repayment history on past debts, and assessing the borrower's ability to meet existing obligations on the proposed loans.

      Charge-offs in 1996 amounted to $439,000, up by $42,000 when compared to losses incurred in 1995 of $397,000. The Company had charge-offs of $361,000 in 1994, $1,499,000 in 1993 and $483,000 in 1992. The commercial loan category incurred losses of $276,000 in 1996 compared to $184,000 in 1995, $22,000 in 1994, $963,000 in 1993 and $115,000 in 1992. The loss in
1993 was mostly attributable to one unusually large loan that resulted in a $932,000 loss. The 1996 losses of $276,000 represent various commercial loans deemed uncollectible and are not representative of any one industry. The loss on installment and consumer loans of $159,000 represents credit cards and various personal unsecured loans. Charge-offs attributable to loans acquired through the acquisition of the National Bank of Fairhaven amounted to $134,000.

DEPOSITS

      Deposits are obtained from individuals and from small and medium sized businesses in the local market area. The Bank also attracts deposits from municipalities and other government agencies. The Bank does not solicit or accept brokered deposits.

      The following table sets forth the average amount and the average rate paid on deposits for the periods indicated.

                                                1996                   1995                   1994
                                        --------------------   --------------------   --------------------
                                        Average      Average   Average      Average   Average      Average
                                        Balance      Rate      Balance      Rate      Balance      Rate
                                        -------      -------   -------      -------   -------      -------
                                                              (Dollars in Thousands)

Noninterest-bearing Demand Deposits     $ 33,572     0.00%     $ 26,674     0.00%     $ 23,832     0.00%
Interest-bearing Demand Deposits          28,788     2.98        21,568     3.51        22,784     2.61
Savings Deposits                          40,246     2.50        37,790     2.53        44,945     2.53
Money Market Deposits                     13,326     2.04        16,355     2.03        18,369     2.20
Time Deposits $100,000 or More            18,813     5.87        15,403     5.56        12,760     3.98
Other Time Deposits                       97,957     5.87        82,290     5.83        56,273     3.99
                                        ---------------------------------------------------------------
Totals                                  $232,702     3.87%     $200,080     3.85%     $178,963     2.73%
                                        ===============================================================

      As of December 31, 1996, time certificates of deposit in amounts of $100,000 or more had the following maturities:

                                                 (Dollars in Thousands)

      Three months or less                                $ 7,335
      Over three months through six months                  5,038
      Over six months through twelve months                 4,700
      Twelve months and over                                4,400
                                                          -------
                                                          $21,473
                                                          =======

RETURNS ON EQUITY AND ASSETS

      The following table shows consolidated operating and capital ratios of the Company for each of the last three years:

                                            Year Ended December 31,
                                         ----------------------------
                                         1996        1995        1994
                                         ----        ----        ----

      Return on Average Assets            0.94%       0.75%       0.75%
      Return on Average Equity           12.69%       9.99%       9.71%
      Dividend Payout Ratio              27.95%      29.03%      27.93%
      Average Equity to Average
       Assets Ratio                       7.40%       7.55%       7.71%

SHORT TERM BORROWINGS

      The following table shows the Company's short-term borrowings at the end of each of the last three years along with the maximum amount of borrowings and average amounts outstanding as well as weighted average interest rates for the last three years.

                                      1996        1995        1994
                                      ----        ----        ----
                                         (Dollars in Thousands)

      Balance at December 31          $1,200      $  742      $1,314

      Maximum Amount Outstanding
        at Any Month's End            $2,141      $3,700      $5,814

      Average Amount Outstanding
        During the Year               $  987      $1,179      $1,329

      Weighted Average Interest
        Rate During the Year           5.71%       5.34%       4.21%

      The Bank has the ability to borrow funds from correspondent banks and the Federal Home Loan Bank, as well as the Federal Reserve Bank of Boston, by pledging various investment securities as collateral. The Company did not borrow during 1996, except for tax payments made by our customers, which are owed to the Federal Reserve Bank Treasury Tax and Loan account, which are classified as borrowed funds. During the first quarter of 1995, the Company borrowed for 25 days with an average borrowing of $2.0 Million. The Company also has notes payable of $1,050,000 due to Fleet Bank with a final maturity in November 1999. This note was assumed from Fairbank, Inc. at the time of the acquisition. Because of the term of the note, including applicable prepayment fees, management determined it advantageous for the Bank not to pay off the note.

Accounting for Deferred Income Taxes

      The net deferred tax asset at year end 1996 was $1,746,107. The amount of taxable income required to be generated to fully realize such net deferred tax asset will be approximately $4.1 Million. Income before income taxes earned by the Company in 1996 was $3,942,196.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS

      The purpose of Management's Discussion and Analysis is to focus on certain significant factors which have affected the Company's operating results and financial conditions, and to provide stockholders a more comprehensive review of the figures contained in the financial data of this report.

      In August 1996, the Company completed the acquisition of the National Bank of Fairhaven. The acquisition extends the Bank's market area to the New Bedford and Fairhaven region including Mattapoisette, Marion, and Wareham, Massachusetts.

      The acquisition permits expansion of our financial services delivery system to a marketplace that demonstrates a need for a small business oriented local bank. Our ability to make timely, prudent lending decisions should help us significantly expand our customer base. The merger of several local banks into larger institutions with remote management and decision-making entities, presented a unique opportunity for our Bank to enhance its growth and earning potential.

      The acquisition process went very well, with a minimal amount of problems. All related expenses are behind us and the good earnings stream in the fourth quarter reflects the reward of this acquisition.

Results of Operations

      Earnings for 1996 were up by 44.52% from 1995. The Company earned $2,378,195 or $0.86 per share in 1996, compared to $1,645,587 or $0.60 per share earned in 1995, and $1,467,241 or $0.57 per share in 1994. Return on average assets increased to .94% in 1996 from .75% in 1995 and .75% in 1994. Return on average equity for 1996, 1995, and 1994 was 12.69%, 9.99% and 9.71% respectively.

      Net interest income on a fully taxable equivalent basis was $10.5 Million in 1996, $8.9 Million in 1995, and $8.7 Million in 1994. Management attributes the increase in net interest income in 1996 to a larger loan base, which generally produces higher yields than other earning assets.

      Yield on earning assets increased to 8.25% in 1996 compared to 8.17% in 1995 and 7.49% in 1994. This is primarily due to a higher average earning rate in 1996 on commercial real estate of 9.98%, compared to 9.57% earned in 1995 and 8.95% earned in 1994. In addition to the earning rate increase reflected in this category, the average invested funds in commercial real estate also increased to $90.6 Million in the current year from $70.1 Million and $58.0 Million for years 1995 and 1994 respectively.

      Cost of funds increased slightly, due to higher rates paid on certificates of deposit with balances greater than $100,000 and other time deposits, as well as a higher volume of deposit funds in these categories. Cost of funds increased to 4.53% in 1996, from 4.45% in 1995 and 3.16% in 1994.

      The net interest spread, which is the difference between the yield earned on average earning assets and the rates paid on interest bearing liabilities, remained the same in 1996 as in 1995 at 3.72%, down when compared to 4.33% reported in 1994.

      The net yield on earning assets, which is determined by dividing net interest income by total average earning assets, increased to 4.44% in 1996 from 4.36% in 1995, however this was a decrease from the 4.78% reported in 1994.

      Total Other Income for 1996 increased by $249,538 to $1,305,497 from $1,055,959 reported in 1995. Total Other Income in 1994 was $1,099,068. Service charges on deposit accounts, which is the largest component of Other Income, was up by $54,572 in 1996 when compared to 1995. This increase is attributable to a larger customer base being serviced, particularly in the Fairhaven and New Bedford area, as a result of the acquisition of the National Bank of Fairhaven, and the attraction of additional customers at the Brayton Avenue office, due to the recently installed five lane drive-up facility. In 1995, a slight decrease of $23,257 from 1994 occurred in service charges, due to the introduction of the no-fee checking account, whereby statements are mailed exclusive of the original paid checks. This product is still being offered to our depositors; however, 1995 was largely impacted due to the conversion by existing customers from the fee assessed account to the no fee account. Service charges earned on overdrafts increased by $67,573 in 1996 to $220,428 from $152,855. In 1994, the Bank earned $169,689 in overdraft charges. Gains realized on sales of investment securities were $112,631, $64,810, and $37,067 for 1996, 1995, and 1994 respectively. Due to favorable market conditions occurring throughout 1996, various investments of marketable equity securities were sold realizing gains. The market trends of these types of investments are monitored closely and acted upon when management feels it is advantageous to do so. The line item Other Income was $343,441, $263,869, and $294,630 for 1996, 1995, and 1994 respectively. An increase of $79,572 occurred in 1996 when compared to the total recorded in 1995, and a decrease of $30,761 occurred in 1995 from 1994. The increase in 1996 was a result of $30,000 of interest earned on escrowed funds that were deposited with an independent depositor, who acted as Exchange and Paying Agent for the acquisition of Fairbank Inc. common stock during the stock tendering process. Also attributable to this increase was additional revenue earned on safe deposit rentals of $20,342, and other various miscellaneous and fee income totaling $20,230.

      Total Other Expense for 1996 increased by $748,634 or 11.29%, to $7,380,161 from $6,631,527 reported in 1995. Total Other Expense in 1995 decreased by 1.05% from $6,701,605 reported in 1994. Salaries and employee benefits, which are the largest component of Other Expense increased by $365,419 from $3,962,983 reported in 1995 to $4,328,402 in 1996. This increase is attributable to general wage adjustments and increases in employee benefits as well as the addition of 29 new officers and employees of the National Bank of Fairhaven that were retained as Slade's Ferry Trust Company employees. The staff of the National Bank of Fairhaven not only enhanced the merger process, but also provided a continuity of service to the customers and the account relationships that were acquired in the merger.

      Occupancy and equipment expense combined increased by $190,825 during 1996 primarily due to the additional cost incurred in maintaining banking facilities acquired through the merger, the additional depreciation of the new tellers equipment installed in mid 1996, and the depreciation of the new drive-up facility.

      In 1996 the Bank incurred a loss of $21,008 on sales of Other Real Estate Owned property, whereas in 1995 a gain of $26,728 was realized and in 1994 a loss of $13,462. The Bank appraises OREO annually, and if the appraisal is less than the book value, a writedown on OREO is incurred. Writedown on OREO properties in 1996 totaled $30,000 compared to $104,578 in 1995 and $317,239 in 1994. The decrease in this category is due to fewer parcels of property being carried.

      The line item Other Expense increased by $371,170 in 1996 from $1,307,703 to $1,678,873. Included in this increase is a new expense item titled Amortization of Goodwill. Goodwill was a result of the premium paid above the book value to the stockholders of Fairbank Inc., parent company of the National Bank of Fairhaven. Goodwill is to be amortized over a fifteen year period. In 1996, the amortization of goodwill reflects four months totaling $98,000. Prior to the merger acquisition, the Company did not have a balance sheet line item for goodwill. In addition, publications and advertising increased in 1996 compared to 1995 by $93,500. This was necessary, particularly in the Fairhaven - New Bedford area, as the merger process evolved with emphasis on the name recognition of Slade's Ferry Trust Company. Other material expenditures include $47,000 for various legal fees, an increase in telephone expense of $28,000, and an increase in computer fees of $36,000. Offsetting these expenses were decreases of $57,000 in collection and repossession expense and a decrease of $39,000 in OREO expenses. The remaining increases totaling $164,670 were a combination of increases in postage, auditing, armored car services, checkbook printing, outside consultants and various miscellaneous expenditures.

      As a result of the FDIC adjusting its premium on deposit insurance, the annual assessment was reduced considerably. FDIC assessment in 1996 was $6,278 compared to $204,477 recorded in 1995 and $452,255 in 1994. There was also an increase in stationery and supplies expense of $46,261 from $197,392 in 1995 to $243,653 in 1996. The increase from 1994 to 1995 was
$28,568. The significant increase in 1996 is attributed to additional supplies needed to stock the Fairhaven and New Bedford branches acquired in August, 1996.

      Income tax expense for 1996 increased to $1,564,001 up by $558,229 when compared to $1,005,772 in 1995 which was up by $118,122 when compared to $887,650 in 1994.

      Assets increased by $57.9 Million to $291.3 Million on December 31, 1996 from $233.4 Million reported at year end 1995. This increase was primarily attributable to the acquisition of the National Bank of Fairhaven and its parent company Fairbank, Inc. which was consummated in August 1996.

      The acquisition was achieved by a cash outlay of $8.6 Million paid by Slade's Ferry Trust Company to the stockholders of Fairbank, Inc. Assets acquired totaled $65.1 Million which is comprised of $33.1 Million in loans, Allowance for Possible Loan Losses of $0.5 Million, Investment Portfolio of $6.4 Million, cash and deposits at other banks totaling $20.0 Million, other assets amounting to $2.7 Million and goodwill of $3.4 Million. Liabilities assumed consisted of deposits of $54.8 Million, notes payable of $1.3 Million, and other liabilities of $.4 Million.

      The cash payment resulted in a premium paid above the book value of Fairbank, Inc. of $3.4 Million, which is classified as Goodwill. Also included in Goodwill is the net adjustment of book values to market values of loans, investments, buildings and equipment, deposits and notes payable. Goodwill is to be amortized over a fifteen year period.

      The loan portfolio grew significantly, in addition to the loans attributed to the acquisition. The Company's business development program, combined with management's knowledge of local economic and market trends, provided a steady quality growth to the portfolio. Loans at year end 1996 were up by $47.9 Million to $199.0 Million from $151.1 Million reported at year end 1995. The portfolio is comprised of 47.5% in the commercial real estate category, 29.9% in residential real estate category, and 22.6% commercial, consumer, construction and other types of loans.

      The largest component of the loan portfolio is commercial real estate, which generally has a higher degree of credit risk than residential real estate loans because they depend primarily on the success of the business. These loans are collateralized by various types of commercial properties primarily located within the Bank's market area extending throughout southeastern Massachusetts and abutting cities and towns in Rhode Island. There is no predominate type of property nor concentration of credit in any one industry. The properties consist of apartment complexes, motels, medical centers, strip malls, factories with multiple tenants, and retail office units. Residential real estate is the second largest component of loans that consists of one to four family residential properties located in the southeast region of Massachusetts and nearby communities in Rhode Island. All loans originated by the Bank are retained in the portfolio in lieu of selling them as a package in the secondary market. Management believes that this practice enhances and strengthens continued customer relationships.

      The investment portfolio is comprised of investments in the Available for Sale category, the Held to Maturity category and Federal Home Loan Bank stock. The total portfolio decreased from $58.8 Million reported on December 31, 1995 to $57.7 Million on December 31, 1996. The net decrease was a combination of $6.4 Million of investments acquired as a result of the merger, offset by the maturing of various securities that were not reinvested but used as a source to help fund the growth in loans.

      Securities are classified as Available for Sale when the Company intends to hold securities for an indefinite period of time, but not necessarily to maturity. These securities may be sold in response to interest rate changes, liquidity needs, and other factors. Any unrealized gains or losses, net of taxes, on securities classified as Available for Sale are reflected in Stockholders' Equity as a separate component.

      Investments in the Available for Sale category consist predominately of securities of U.S. Treasury and other U.S. government corporations and agencies, mortgage-backed securities, and marketable equity securities. Securities of U.S. Treasury and U.S. government corporations and agencies have little or no credit risk, other than being sensitive to changes in interest rates; and if held to maturity, these securities will mature at par. However, all marketable equity securities are classified in the Available-for-Sale category, and have a greater risk as they are subject to rapid market fluctuations. These securities are monitored and evaluated frequently to determine their suitability to sell or retain them in the portfolio. Management minimizes its risk by limiting the total amount invested into marketable equity securities to 5% of the total investment portfolio.

      The Available for Sale category had unrealized losses, net of taxes, of $2,628 at December 31, 1996, and unrealized gains, net of taxes, of $33,022 at year end 1995.

      Stockholders' Equity increased by $2.0 Million to $19.8 Million on December 31, 1996 from $17.8 million at year end 1995. The increase is a result of earnings of $2,378,195 and the proceeds from the issuance of common stock from the Dividend Reinvestment Program, of which $33,200 was received from the optional cash contribution plan and $312,947 from the reinvestment of cash dividends. Offsetting these increases were the payments of cash dividends of $664,732 and $3,360 paid out for fractional shares related to a 5% stock dividend declared on January 8, 1996. Also indicated as a deduction from Stockholders' Equity are net unrealized losses on securities classified as Available for Sale of $2,628, which is a decrease of $35,650 from the net unrealized gain of $33,022 reported in 1995.

      The Company provides a Dividend Reinvestment Program which entitles stockholders to purchase additional shares of common stock at prevailing market prices in lieu of receiving cash dividends. The program also allows each participant to contribute up to $1,000 annually to purchase additional shares.

Liquidity

      Liquidity represents the ability of the Bank to meet its funding requirements. In assessing the appropriate level of liquidity, the bank considers deposit levels, lending requirements, and investment maturities in light of prevailing economic conditions. Through this assessment, the Bank manages its liquidity level to optimize earnings and responds to fluctuations in customer borrowing needs.

      The Company's principal sources of funds are customer deposits, loan amortization, loan payoffs, and the maturities of investment securities. Through these sources, funds are provided for customer withdrawals from deposit accounts, loan origination, draw-downs on loan commitments, acquisition of investment securities and other normal business activities. Investors' capital also provides a source of funding.

      The largest source of funds is provided by depositors. The largest component of the Company's deposit base is term certificates which extend out to a maximum of five years. The Company does not participate in brokered deposits. Deposits are obtained from consumers and commercial customers within the Bank's community reinvestment area, being Bristol County, Massachusetts and several abutting towns in Rhode Island. Deposits at year end 1996 were $267.8 Million, up by $53.6 Million from $214.2 Million reported at year end 1995. The deposit components consist of time deposits (48.0%), regular savings (15.8%), demand deposits (16.6%), Money Market accounts (5.7%) and NOW accounts (13.9%). Time deposits over $100,000 were 8.0% of 1996 total deposits, and 7.9% of 1995 total deposits.

      Exclusive of deposits of $54.8 Million that were acquired with the acquisition of the National Bank of Fairhaven, deposit levels in 1996 remained relatively flat even though the Bank was very competitive with area financial institutions in interest rates offered. Management believes that growth in deposits was somewhat affected by depositors seeking higher yields in nonbanking investment products. Interest rates paid on deposits are established by the Bank's Asset and Liability Committee, which manages the Bank's interest rates while maintaining a desirable net interest margin.

      The Company also has the ability to borrow funds from correspondent banks, the Federal Home Loan Bank and the Federal Reserve Bank of Boston by pledging various investment securities.

      Excess available funds are invested on a daily basis into Federal Funds Sold. An appropriate level of Federal Funds Sold is maintained to meet loan commitments, anticipated loan growth and deposit forecasts. Funds exceeding this level are then used to purchase investment securities that are suitable in yields and maturities for the investment portfolio. The investment portfolio has securities maturing at strategic time periods and is comprised of U.S. Treasury Securities, securities of U.S. Government Agencies, and obligations of state and political subdivisions.

      Liquidity in 1996 was primarily provided by the maturities and sales of securities totaling $35.0 Million, in addition to cash and cash equivalents of $20.0 Million acquired in the acquisition of the National Bank of Fairhaven. These proceeds were offset by $8.6 Million paid to Fairbank, Inc.'s shareholders, the purchase of $26.2 Million in securities, and an increase in loans of $15.0 Million. Other events that affected liquidity were cash flows of operating activities and financing activities, as indicated in the statements of cash flows.

Capital

      At December 31, 1995, the capital ratios for the Bank were 12.90% for Total Capital, 11.60% for Tier I Capital and 7.54% for Leverage Capital. This exceeded the "well capitalized" requirements of 10% for Total Capital, 6% for Tier I Capital, and 5% for Leverage Capital. As a result of the merger and the acquisition of $65.1 Million in assets, the capital ratios for year ending 1996 declined. Total Capital, Tier I Capital and Leverage Capital were 9.51%, 8.22% and 5.66% respectively. The Company anticipates a return to the "well capitalized" status in 1997.

      The following table illustrates the capital position of Slade's Ferry Bancorp and Slade's Ferry Trust Company for years ending December 31, 1996 and 1995.

Slade's Ferry Bancorp                                 1996                     1995
                                             -------------------      --------------------
                                                         (Dollars in Thousands)

Total Capital (to Risk Weighted Assets)      $ 19,044      9.56%      $ 19,704      12.95%
Minimum required                               15,938      8.00         12,174       8.00
      Excess                                    3,106      1.56          7,530       4.95
Tier I Capital (to Risk Weighted Assets)       16,543      8.27         17,794      11.65
Minimum required                                8,003      4.00          6,111       4.00
      Excess                                    8,540      4.27         11,683       7.65
Risk Adjusted Assets, net of goodwill,
 nonqualifying intangible, excess
 allowance and excess deferred tax
 assets                                      $199,183                 $152,151
Tier I Capital (Leverage Ratio)                16,543      5.70         17,794       7.57
Minimum required                               11,617      4.00          9,407       4.00
      Excess                                    4,926      1.70          8,387       3.57
Quarterly average total assets, net
 of goodwill, nonqualifying intangibles
 and excess deferred tax assets              $290,429                 $235,184

Slade's Ferry Trust Company                           1996                     1995
                                             -------------------      --------------------
                                                         (Dollars in Thousands)

Total Capital (to Risk Weighted Assets)      $ 18,935      9.51%      $ 19,626      12.90%
Minimum required                               15,934      8.00         12,172       8.00
      Excess                                    3,001      1.51          7,454       4.90
Tier I Capital (to Risk Weighted Assets)       16,435      8.22         17,717      11.60
Minimum required                                8,001      4.00          6,109       4.00
      Excess                                    8,434      4.22         11,608       7.60
Risk Adjusted Assets, net of goodwill,
 nonqualifying intangible, excess
 allowance and excess deferred tax
 assets                                      $199,085                 $152,144
Tier I Capital (Leverage Ratio)                16,435      5.66         17,717       7.54
Minimum required                               11,615      4.00          9,405       4.00
      Excess                                    4,820      1.66          8,312       3.54
Quarterly average total assets, net
 of goodwill, nonqualifying intangibles
 and excess deferred tax assets              $290,386                 $235,124

Other Matters

      In the normal course of business, the Bank has made various commitments to extend credit in the form of loans and unused lines of credit, or letters of credit. In management's opinion, these commitments do not represent unusual credit risks.

      Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 121 (SFAS 121) "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of." Included in the scope of Statement 121 are long-lived assets, such as premises and equipment, and any impairment loss must be recognized when the estimate of total undiscounted future cash flows attributable to the asset is less than the asset's carrying amount. The Company has adopted Statement 121 and it has no material effect on the financial statements.

                   DIRECTORS AND EXECUTIVE OFFICERS

      The Company as the holding company for Slade's Ferry Trust Company ("Bank") has the same board of directors as the Bank and some of its executive officers are also executive officers employed by the Bank. The following table sets forth certain information about the directors and executive officers of the Company and the Bank.

                                           Bank and
                                 Director  Company
                                 of Bank   Term       Position or Office with
Name                     Age     Since     Expires    the Bank and the Company
----                     ---     --------  --------   ------------------------

Thomas B. Almy           62      1964      1997
James D. Carey           54      1988      1998       President and Chief Executive
                                                      Officer of the Bank; Executive
                                                      Vice President of the Company
Peter G. Collias         65      1973      1997       Secretary and Clerk of
                                                      the Bank and the Company
Donald T. Corrigan       66      1959      1999       Retired; Chairman of the Board
                                                      of the Bank and of the Company
Edward S. Machado        75      1968      1997       Retired; former President of
                                                      the Bank
Francis A. Macomber      67      1980      1998
Majed Mouded, MD         55      1992      1998
Peter Paskowski          73      1971      1999       Retired; former President and
                                                      Executive Vice President of the
                                                      Bank
Kenneth R. Rezendes      63      1978      1999       President and Chief Executive
                                                      Officer of the Company
Bernard T. Shuman        76      1959      1998
William J. Sullivan      57      1985      1997
Charles Veloza           71      1979      1999
Ralph S. Borges          61      ----      ----       Senior Vice President/Treasurer
                                                      of the Bank; Treasurer of the
                                                      Company
Susan R. Hajder          49      ----      ----       Senior Vice President
                                                      and Operations Officer of the
                                                      Bank
Charlene J. Jarest       46      ----      ----       Vice President/Corporate
                                                      Services of the Bank
Carol A. Martin          51      ----      ----       Senior Vice President and
                                                      Branch Administrator of the Bank
Manuel J. Tavares        49      ----      ----       Senior Vice President
                                                      and Senior Loan Officer of
                                                      the Bank

      The following is a description of the business experience during the last 5 years of the Directors and Executive Officers:

Thomas B. Almy: Architect with I. T. Almy Associates of Somerset, Massachusetts since 1963.

James D. Carey: President and Chief Operating Officer of the Bank since 07/01/88 and Chief Executive Officer of the Bank since 01/01/96; Treasurer of the Company since its inception to March 12, 1996, and Executive Vice President of the Company since March 12, 1996. Mr. Carey was Executive Vice President of the Bank from 05/01/88 to 06/30/88 and Senior Vice President and Chief Financial Officer of First Cheshire National Bank of Keene, New Hampshire from 09/1986 to 05/1988.

Peter G. Collias: Attorney with law firm of Peter G. Collias since 1992; attorney with law firm of McGuire, Collias and Horvitz, Inc. of Fall River, Massachusetts prior to 1992.

Donald T. Corrigan: Chairman of the Board of Directors of the Bank since 1984 and of the Company since March 12, 1996; Chief Executive Officer of the Bank from 1969 to his retirement December 31, 1995; President of the Company from its inception in 1989 until March 12, 1996, and President of the Bank from 1969 to 1984. Retired Rear Admiral U.S. Navy Reserve; member and director of Fall River Line Pier, Inc., Incorporator U.S.S. Massachusetts Memorial; Associate Charlton Memorial Hospital; and member of Board of Directors of Independent Bankers Association of America.

Edward S. Machado: President of the Bank from 1984 until his retirement on 12/31/87.

Francis A. Macomber: President, Treasurer and a Director of LeComte's Dairy of Somerset, Massachusetts since prior to 1987.

Majed Mouded: Physician and endocrinologist, Chief of Medicine at St. Anne's Hospital in Fall River, Massachusetts from 1995-1996, on active staff since prior to 1991.

Peter Paskowski: President of the Bank from 01/01/88 until his retirement on 06/30/88 and Executive Vice President of the Bank from 1984 to 1987.

Kenneth R. Rezendes: President of K. R. Rezendes, Inc., a heavy construction firm since 1965. Also President of K. R. Management Corp. and Assonet Land Development Corp. President and Chief Executive Officer of the Company since March 12, 1996.

Bernard T. Shuman:  President and Treasurer of Needlecraft Dress
Manufacturing Corporation until his retirement in 1985.

William J. Sullivan: President and Director of Sullivan Funeral Homes, Inc. of Fall River and Somerset, Massachusetts since 1962.

Charles Veloza: President and Director of Charlie's Oil Co., a heating and fuel oil distribution business of Fall River, Massachusetts since 1962.

Ralph S. Borges: Senior Vice President of the Bank since 1991, Treasurer of the Bank since 1987, and Treasurer of the Company since March 12, 1996. Employed by Bank since 1969.

Susan R. Hajder: Senior Vice President of the Bank since 1990 and Operations Officer of the Bank since 1986. Employed by Bank since 1973.

Charlene J. Jarest: Vice President/Corporate Services of the Bank since 1993. Employed by Bank since 1991.

Carol A. Martin: Senior Vice President of the Bank since 1996 and Branch Administrator of the Bank since 1989. Employed by the bank since 1963.

Manuel J. Tavares: Senior Vice President and Senior Loan Officer of the Bank since 1989. Employed by Bank since 1987.

       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth the information concerning beneficial ownership of the Company's Common Stock by each director of the Company, by the Chief Executive Officer and the executive officers other than the Chief Executive Officer, and by the executive officers and directors as a group as of March 31, 1997.

Name and Address                   Amount and Nature of      Percent
of Beneficial Owner                Beneficial Ownership      of Class
-------------------                --------------------      --------

DIRECTORS

Thomas B. Almy                      50,642.504 (1)            1.81
958 Regan Road
Somerset, MA  02726

James D. Carey                      19,937.410 (2)             .71
457 Fairway Drive
Somerset, MA  02726

Peter G. Collias                    10,858.369 (3)             .39
84 North Main Street
Fall River, MA 02722

Donald T. Corrigan                  45,834.295 (4)            1.64
95 Captain's Way
Somerset, MA  02726

Edward S. Machado                   27,592.000 (5)             .99
125 Perron Avenue
Somerset, MA  02726

Francis A. Macomber                 96,669.713 (6)            3.45
27 Cypress Road
Somerset, MA  02726


Majed Mouded MD                     42,622.000 (7)            1.52
111 Pontiac Road
Somerset, MA  02726

Peter Paskowski                     20,339.000 (8)             .73
113 Cusick Lane
Somerset, MA  02726

Kenneth R. Rezendes                105,865.805 (9)            3.78
P.O. Box 879
Assonet, MA 02702

Bernard T. Shuman                      215.435                0.01
911 Langley Street
Fall River, MA 02720

William J. Sullivan                 26,690.206 (10)            .95
550 Locust Street
Fall River, MA  02720

Charles Veloza                      89,668.000                3.20
100 Plymouth Blvd.
Westport, MA  02790

NOTES:
<F1>   Includes 44,540.047 shares held jointly with Mr. Almy's wife.
<F2>   Includes 6,566.847 shares held jointly with Mr. Carey's wife,
       6,009.769 shares held jointly with children, 2,166.017 shares held jointly with another, 2,214.864 shares as custodian for other family members, and 595.175 shares as custodian for others.
<F3>   Includes 5,888.144 shares held jointly with Mr. Collias' wife.
<F4>   Includes 472 shares held with another family member, 2,929.111 shares held as custodian for other family members, and 11,852.184 shares held as co-trustee in trust for other family members.
<F5>   Includes 19,939 shares held jointly with Mr. Machado's wife, 646 shares held with another family member, 5,864 shares held by wife as custodian for other family members, and 762 shares held by wife jointly with children.
<F6>   Includes 4,409.412 shares held by a pension trust of LeComte's Dairy,
       62,227.882 shares held by Mr. Macomber's wife, and 2,525.352 shares held as custodian for other family members.
<F7>   Includes 41,499 shares held jointly with Dr. Mouded's wife.
<F8>   Includes 14,644 shares held jointly with Mr. Paskowski's wife.
<F9>   Includes 36,973.478 shares held jointly with Mr. Rezendes' wife,
       42,183.176 shares held in IRA with F & Co as custodian, 18,694.845 shares held by wife in IRA with F & Co. as custodian, and 2,294.524 shares held by wife as custodian for other family members.
<F10>  Includes 13,224.988 shares held jointly with Mr. Sullivan's wife and
       459.302 shares held jointly with children.


EXECUTIVE OFFICERS:

James D. Carey                     See Above                 See Above

Donald T. Corrigan                 See Above                 See Above

Kenneth R. Rezendes                See Above                 See Above

Ralph S. Borges                      6,044.000                 .22
268 Lawton Street
Fall River, MA  02721

Susan R. Hajder                      2,997.960                 .11
9 Bark Circle
Swansea, MA  02777

Charlene J. Jarest                   1,568.247                 .06
14 Apple Hill Drive
Cranston, RI  02921

Carol A. Martin                      8,068.710                 .29
130 George Street
Somerset, MA  02726

Manuel J. Tavares                    4,173.689                 .15
P.O. Box 1401
Westport, MA  02790

All Executive Officers and         559,787.343               20.01
Directors as a Group

EXECUTIVE COMPENSATION

      The following table sets forth the dollar value of all compensation paid during the last three fiscal years to the Company's and the Bank's highest paid executive officers including the Chief Executive Officer, whose compensation exceeded $100,000:

                        SUMMARY COMPENSATION TABLE

                                                       ANNUAL COMPENSATION
                                               ------------------------------------
                                                                          Directors  |  All Other
                                               Salary       Bonus         Fees       |  Compensation(1)
Name and Position                    Year      $            $             $          |  $
-----------------                    ----      ------       -----         ---------  |  ---------------

James D. Carey                       1996      160,010      15,000           -0-     |  12,689
President/CEO - Bank;                1995      146,754       8,550        10,840     |  11,179
Exec. Vice President - Bancorp       1994      139,766       7,927         9,460     |   2,131

Donald T. Corrigan                   1996          -0-         -0-        10,450     |  57,018
Chairman of the Board - Bank         1995      117,832       7,950        10,890     |  54,024
Chairman of the Board - Bancorp      1994      112,221       7,397         9,570     |  46,235

Kenneth R. Rezendes                  1996          -0-         -0-        10,400     |     -0-
President/CEO - Bancorp              1995          -0-         -0-         9,415     |     -0-
                                     1994          -0-         -0-         9,530     |     -0-

<F1>  Includes $10,454 and $9,307 accrued in 1996 and 1995 respectively in connection with the Supplemental Retirement Agreement (SERP) entered into with Mr. Carey in 1995 which provides for the payment to Mr. Carey upon his retirement of $2,500 per month for 120 months, and insurance premiums for group life insurance of $2,235, $1,872, and $2,131 for 1996, 1995 and 1994 respectively.

      Includes $51,052, $47,271 and $42,206 accrued in 1996, 1995 and 1994 respectively in connection with the Supplemental Retirement Agreement
      (SERP) entered into with Mr. Corrigan in 1994, which provides for the payment to Mr. Corrigan of $2,148 per month for 120 months and insurance premiums for group life insurance of $5,966, $6,753 and $4,029 for 1996, 1995 and 1994 respectively.

      Directors are paid $200.00 for each Board of Directors meeting attended. In addition, directors are paid $200.00 for each standing committee and subcommittee meeting attended, plus an annual fee of $200.00 for serving on the committee, except for the chairman of such committee, who is paid $400.00 for chairing the committee.

      Salaried directors or employees of the Company or the Bank do not receive any fees for attendance at board or committee meetings. The practice of paying directors fees to salaried directors or employees was discontinued January 1, 1996.

      The Company adopted a Stock Option Plan in 1996 pursuant to which discretionary grants of options may be made to key employees, including officers, by the Stock Option Plan Committee of the Board of Directors to purchase shares of the Company's common stock, and an automatic grant will be made each year of an option for 2,000 shares to each eligible non-employee director of the Company or its subsidiaries on the day after the Annual Stockholders Meeting. Each option granted under the Plan is exercisable under the terms of the Plan at a price equal to 100% of the fair market value per share of the common stock on the grant date and is subject to the other terms and conditions of the Plan. No options have been granted under the Plan to date; however, under the terms of the Automatic Grant portion of the Plan, 2,000 shares will be issued to eligible directors as of the day after the Annual Stockholders Meeting (April 14, 1997). Currently, there are 11 nonemployee directors eligible under the Automatic Grant program. All of the options issued under the Automatic Grant program are exercisable in full immediately.

               CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Certain of the Company's and Bank's directors, executive officers, and members of their families are at present, as in the past, customers of the Bank and have transactions with the Bank in the ordinary course of business. In addition, certain of the directors are at present, as in the past, also directors, officers, or stockholders of corporations, trustees of trusts, or members of partnerships which are customers of the Bank, and which have transactions with the Bank in the ordinary course of business. Such transactions with the directors, executive officers, members of their families and with such corporations, trusts, and partnerships were on substantially the same terms, including rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of collectability, or present other features unfavorable to the Bank.

      During the fiscal year ended December 31, 1996 and in prior years, the Company and/or the Bank retained the legal services of Peter G. Collias, a director and Clerk/Secretary of the Bank and Bancorp; and the legal services of Thomas H. Tucker of McGowan, Engel, Tucker, Garrett & Schultz, who is the son-in-law of Donald T. Corrigan, a Director and Chairman of the Board. The Bank also utilized in 1996 the services of Director Thomas B. Almy of I. T. Almy Associates for architectural services. Various goods and materials were also purchased from Charlie's Oil Company, of which Director Charles Veloza is President, and from LeComte's Dairy, of which Director Francis A. Macomber is President.

                               CAPITAL STOCK

Description

      The Company's authorized capital consists of 5,000,000 shares of $.01 par value Common Stock of which 2,797,474 shares are outstanding as of March 31, 1997.

      Holders of shares are entitled to one vote for each share held of record on all matters voted upon by the stockholders. Common stockholders have no cumulative voting rights in the election of directors. Holders of Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors out of legally available funds, and to share ratably in any distribution of the Company's assets after payment of all debts and other liabilities upon liquidation, dissolution or winding-up. Stockholders do not have preemptive rights to subscribe for additional shares, and the shares are not subject to any conversion, redemption or sinking fund provisions. The outstanding shares are, and the shares to be issued by the Company in connection with this Offering will be, when issued, fully-paid and nonassessable. There are currently no outstanding options to purchase shares of the Company's Common Stock. However, it is anticipated that options for 22,000 shares of Common Stock will be issued on the day after the Annual Stockholders Meeting (April 14, 1997) to eligible nonemployee directors under the Automatic Grant program of the Company 1996 Stock Option Plan.

      All of the shares of Common Stock currently outstanding, are publicly registered and freely transferable under the Securities Act of 1933 except for shares issued to persons deemed "affiliates" of the Company.

      The Company acts as its own transfer agent and registrar.

      The following table sets forth the range of high and low bid quotations as reported in the "pink sheets" during the most recent quarter in the current year and by quarter during the previous three years.

                     Sales Prices
                    --------------
Period              High       Low
------              ----       ---

1997:
First Quarter       $9.75      $8.88      Dividend declared per share $0.05

1996(1):
Fourth Quarter      $9.00      $8.63
Third Quarter        8.50       7.55
Second Quarter       8.50       7.88
First Quarter        8.75       8.00      Dividends declared per share
$0.240

1995(2):
Fourth Quarter      $8.75      $8.50
Third Quarter        9.18       8.38
Second Quarter       9.00       8.78
First Quarter(5)     8.75       8.58      Dividends declared per share
$0.174(4)

1994(3)(5):
Fourth Quarter      $9.00      $8.66
Third Quarter        8.66       8.66
Second Quarter       8.83       8.83
First Quarter        8.83       8.66      Dividends declared per share
$0.158(4)

<F1>  In February 1996, the Company declared a 5% Stock Dividend
<F2>  In February 1995, the Company declared a 5% Stock Dividend and in March
      1995, the Company split its stock three for two
<F3>  In February 1994, the Company declared a 5% Stock Dividend
<F4>  Dividends per share have been restated to reflect the effect of the stock splits and stock dividends.
<F5>  Stock quotations have been adjusted to reflect the effect of the 3 for
      2 stock split that occurred in March 1995.

      These quotations reflect interdealer prices, without mark-up, mark-down, or commission and may not necessarily represent actual transactions.

      As of March 31, 1997, there were 884 stockholders of record of the Company's Common Stock.

Dividends

      The Company since its inception in 1990, and prior thereto the Bank, has consistently paid dividends to the stockholders since 1961. In February 1995, the Company declared a 5% stock dividend resulting in the distribution of 82,101 shares, and on March 13, 1995, the Company announced a 3 for 2 stock split which resulted in 865,533 additional shares issued. In 1995, the Company paid quarterly cash dividends totaling $.17 per share plus an extra cash dividend in December 1995 of $.03 per share for a total of $.20 per share in 1995.

      In 1996, the Company issued a 5% stock dividend on the Company's common stock, resulting in a distribution of 130,469 shares. The Company also paid quarterly cash dividends totaling $.16 per share plus an extra cash dividend in December 1996 of $.08 per share for a total of $.24 per share in 1996.

      The declaration of cash dividends, however, is dependent on a number of factors, including regulatory limitations, and the Bank's operating results and financial condition. The stockholders of the Company will be entitled to dividends only when, and if, declared by the Company's Board of Directors out of funds legally available. Under the Massachusetts Business Corporation Law, a dividend may not be declared if the corporation is insolvent or if the declaration of the dividend would render the corporation insolvent.

      Furthermore, the directors may be liable for authorization of a dividend if such dividend is in violation of the Articles of Organization, or if the corporation is then or is thereby rendered insolvent. The Company will be considered insolvent when it is unable to pay debts as they fall due in the usual course of business or when its liabilities are in excess of the reasonable market value of assets held.

      Chapter 172 Section 28 of the Massachusetts Statutes on Bank and Banking provides that a bank's Board of Directors may, subject to the restriction contained in the section, declare and pay dividends on capital stock out of net profits from time to time and to such extent as they deem advisable. However, under this provision, no cash dividend shall be paid unless, following the payment of such dividend, the capital stock and retained earnings account will be unimpaired.

                              INDEMNIFICATION

      Under Section 67 of the Massachusetts Corporation Law, indemnification of directors, officers, employees and other agents of a company can be provided in the Articles of Organization or Bylaws of the Corporation. Such indemnification may include payment by the Company of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he shall be adjudicated to be not entitled to indemnification, which undertaking may be accepted without reference to the financial ability of such person to make repayment. Such indemnification may be provided although the person to be indemnified is no longer an officer, director, employee or agent of the corporation. No indemnification, however, shall be provided for any person with respect to any matter as to which he shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the Company.

      Article VI of the Bylaws of the Company contains provisions providing for the indemnification of officers and directors against liabilities incurred in connection with civil or criminal proceedings actually brought or threatened against them. The Company's Bylaws automatically indemnify only the directors and provide that the Board of Directors may indemnify the officers or any person serving at the Company's request as a trustee or administrator of an employee benefit plan of the Company. Furthermore, the Company's Bylaws contain provisions allowing payment of expenses in advance upon an undertaking for repayment by the indemnified party without reference to his financial ability to repay. The Bylaws provide that no indemnification shall be afforded in situations where it shall have been determined that the person involved was guilty of or liable for willful misconduct or default or gross negligence and also deny indemnification where the person did not act in good faith in the reasonable belief his action was in the best interests of the Company. In situations where a claim is compromised or settled indemnification is automatic, unless there is a determination by a court or other tribunal having jurisdiction that the individual did not act in good faith in the reasonable belief that his action was in the best interests of the Company.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Company directors, officers, or persons controlling them pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                               LEGAL OPINIONS

      The validity of the Common Stock offered hereby will be passed upon for the Company by Thomas H. Tucker, Esquire, McGowan, Engel, Tucker, Garrett & Schultz, 125 High Street, Suite 2601, Boston, Massachusetts 02110.

                                  EXPERTS

      The consolidated financial statements of Slade's Ferry Bancorp and subsidiaries as of December 31, 1996 and 1995 and for each of the years in the three year period ended December 31, 1996 included herein, have been included herein in reliance upon the reports of Shatswell, MacLeod & Company, P.C., independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

                       INDEX TO FINANCIAL STATEMENTS

                                                                      Page
                                                                      ----

Independent Auditors' Report                                           F-1

Company Consolidated Audited Financial Statements as of
 December 31, 1996 and December 31, 1995 and for each of the years in the three year period ended December 31, 1996:

  Consolidated Balance Sheets                                          F-2
  Consolidated Statements of Income                                    F-3
  Consolidated Statements of Changes in Stockholders' Equity           F-4
  Consolidated Statements of Cash Flows                                F-5
  Notes to Consolidated Financial Statements                           F-7

Parent Company Only Audited Financial Statements as of
 December 31, 1996 and December 31, 1995 and for each of the years in the three year period ended December 31, 1996:

  Balance Sheets                                                      F-23
  Statements of Income                                                F-23
  Statements of Changes in Stockholders' Equity                       F-24
  Statements of Cash Flows                                            F-24






The Board of Directors
and Stockholders
Slade's Ferry Bancorp
Somerset, Massachusetts


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


We have audited the accompanying consolidated balance sheets of Slade's Ferry Bancorp (formerly known as Weetamoe Bancorp) and Subsidiary as of December 31, 1996 and 1995 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Slade's Ferry Bancorp and Subsidiary as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                        /s/ Shatswell, MacLeod & Company, P.C.
                                            SHATSWELL, MacLEOD & COMPANY, P.C.


West Peabody, Massachusetts
January 14, 1997



                      SLADE'S FERRY BANCORP AND SUBSIDIARY
                      (Formerly Known as Weetamoe Bancorp)

                          CONSOLIDATED BALANCE SHEETS

                           December 31, 1996 and 1995



ASSETS                                                                1996              1995
------                                                            -------------     -------------

Cash and due from banks                                           $  11,128,724     $   9,039,970
Federal funds sold                                                   13,000,000         9,500,000
                                                                  -------------------------------
      Cash and cash equivalents                                      24,128,724        18,539,970
Interest bearing time deposits with other banks                         149,598           100,000
Investments in available-for-sale securities (at fair value)         37,255,163        36,730,660
Investments in held-to-maturity securities (fair values of
 $19,544,811 as of December 31, 1996 and $21,873,518 as of
 December 31, 1995)                                                  19,586,678        21,735,682
Federal Home Loan Bank stock                                            890,600           290,700
Loans, net                                                          194,934,845       148,069,415
Premises and equipment                                                5,970,874         3,700,054
Goodwill                                                              3,307,368
Other real estate owned                                                 307,591           633,467
Accrued interest receivable                                           1,853,783         1,820,323
Other assets                                                          2,957,251         1,801,383
                                                                  -------------------------------
                                                                  $ 291,342,475     $ 233,421,654
                                                                  ===============================

LIABILITIES AND STOCKHOLDERS' EQUITY
Demand deposits                                                   $  44,458,040     $  28,509,176
Savings and NOW deposits                                             94,814,767        74,754,043
Time deposits                                                       128,518,202       110,957,470
                                                                  -------------------------------
      Total deposits                                                267,791,009       214,220,689
Note payable                                                          1,042,626
Other borrowed funds                                                  1,200,000           741,773
Due to brokers                                                          499,375
Other liabilities                                                       962,140           632,467
                                                                  -------------------------------
      Total liabilities                                             271,495,150       215,594,929
                                                                  -------------------------------
Stockholders' equity:
  Common stock, par value $.01 per share; authorized 5,000,000 shares; issued and outstanding 2,789,142.3 shares in 1996
   and 2,617,180.7 shares in 1995                                        27,891            26,172
  Paid-in capital                                                    14,607,299        13,136,923
  Retained earnings                                                   5,214,763         4,630,608
  Net unrealized holding gain (loss) on available-for-sale
   securities                                                            (2,628)           33,022
                                                                  -------------------------------
      Total stockholders' equity                                     19,847,325        17,826,725
                                                                  -------------------------------
                                                                  $ 291,342,475     $ 233,421,654
                                                                  ===============================


              The accompanying notes are an integral part of these
                      consolidated financial statements.



                      SLADE'S FERRY BANCORP AND SUBSIDIARY
                      (Formerly Known as Weetamoe Bancorp)

                       CONSOLIDATED STATEMENTS OF INCOME

                  Years Ended December 31, 1996, 1995 and 1994


                                                                    1996             1995             1994
                                                                ------------     ------------     ------------

Interest and dividend income:
  Interest and fees on loans                                    $ 15,626,903     $ 12,741,564     $ 10,574,181
  Interest and dividends on securities:
    Taxable                                                        2,810,656        2,972,484        2,533,348
    Tax-exempt                                                       266,866          225,942          271,663
  Other interest                                                     790,506          601,210          166,920
                                                                ----------------------------------------------
      Total interest and dividend income                          19,494,931       16,541,200       13,546,112
                                                                ----------------------------------------------
Interest expense:
  Interest on deposits                                             8,992,244        7,700,901        4,887,707
  Interest on securities sold under agreements to repurchase                              556            3,748
  Interest on other borrowed funds                                    59,688           62,816           47,777
  Interest on notes payable                                           26,139                             4,452
                                                                ----------------------------------------------
      Total interest expense                                       9,078,071        7,764,273        4,943,684
                                                                ----------------------------------------------
      Net interest and dividend income                            10,416,860        8,776,927        8,602,428
Provision for loan losses                                            400,000          550,000          645,000
                                                                ----------------------------------------------
      Net interest and dividend income after provision for
       loan losses                                                10,016,860        8,226,927        7,957,428
                                                                ----------------------------------------------
Other income:
  Service charges on deposit accounts                                628,997          574,425          597,682
  Overdraft service charges                                          220,428          152,855          169,689
  Securities gains, net                                              112,631           64,810           37,067
  Other income                                                       343,441          263,869          294,630
                                                                ----------------------------------------------
      Total other income                                           1,305,497        1,055,959        1,099,068
                                                                ----------------------------------------------

Other expense:
  Salaries and employee benefits                                   4,328,402        3,962,983        3,689,988
  Occupancy expense                                                  567,458          448,383          422,939
  Equipment expense                                                  504,489          432,739          407,712
  Stationary and supplies                                            243,653          197,392          168,824
  FDIC deposit insurance premium                                       6,278          204,477          452,255
  (Gain) loss on sales of other real estate owned, net                21,008          (26,728)          13,462
  Writedown of other real estate owned                                30,000          104,578          317,239
  Other expense                                                    1,678,873        1,307,703        1,229,186
                                                                ----------------------------------------------
      Total other expense                                          7,380,161        6,631,527        6,701,605
                                                                ----------------------------------------------
      Income before income taxes                                   3,942,196        2,651,359        2,354,891
Income taxes                                                       1,564,001        1,005,772          887,650
                                                                ----------------------------------------------
      Net income                                                $  2,378,195     $  1,645,587     $  1,467,241
                                                                ==============================================

Earnings per share
      Net income per share                                      $        .86     $        .60     $        .57
                                                                ==============================================



              The accompanying notes are an integral part of these
                       consolidated financial statements.



                      SLADE'S FERRY BANCORP AND SUBSIDIARY
                      (Formerly Known as Weetamoe Bancorp)

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                  Years Ended December 31, 1996, 1995 and 1994


                                                                                        Net Unrealized
                                                                                         Holding Gain
                                                                                          (Loss) On
                                                Common      Paid-in       Retained      Available-For-
                                                Stock       Capital       Earnings      Sale Securities       Total
                                               --------   ------------   -----------    ---------------    ------------

Balance, December 31, 1993                     $ 15,528   $ 10,533,070   $ 4,579,324     $    251,792      $ 15,379,714
Net change in unrealized holding gain on
 available-for-sale securities                                                             (1,792,176)       (1,792,176)
Net income                                                                 1,467,241                          1,467,241
Issuance of 5% common stock dividend                775      1,045,030    (1,049,845)                            (4,040)
Issuance of common stock from dividend
 reinvestment plan                                  124        169,172                                          169,296
Stock issuance relating to optional cash
 contribution plan                                   28         37,390                                           37,418
Dividends declared ($.15 per share)                                         (409,769)                          (409,769)
                                               ------------------------------------------------------------------------
Balance, December 31, 1994                       16,455     11,784,662     4,586,951       (1,540,384)       14,847,684
Net change in unrealized holding loss on
 available-for-sale securities                                                              1,573,406         1,573,406
Net income                                                                 1,645,587                          1,645,587
Stock split (3 for 2)                             8,654                      (11,041)                            (2,387)
Issuance of 5% common stock dividend                821      1,107,542    (1,113,162)                            (4,799)
Issuance of common stock from dividend
 reinvestment plan                                  209        209,683                                          209,892
Stock issuance relating to optional cash
 contribution plan                                   33         35,036                                           35,069
Dividends declared ($.18 per share)                                         (477,727)                          (477,727)
                                               ------------------------------------------------------------------------
Balance, December 31, 1995                       26,172     13,136,923     4,630,608           33,022        17,826,725
Net change in unrealized holding gain on
 available-for-sale securities                                                                (35,650)          (35,650)
Net income                                                                 2,378,195                          2,378,195
Issuance of 5% common stock dividend              1,304      1,124,644    (1,129,308)                            (3,360)
Issuance of common stock from dividend
 reinvestment plan                                  375        312,572                                          312,947
Stock issuance relating to optional cash
 contribution plan                                   40         33,160                                           33,200
Dividends declared ($.24 per share)                                         (664,732)                          (664,732)
                                               ------------------------------------------------------------------------
Balance, December 31, 1996                     $ 27,891   $ 14,607,299   $ 5,214,763     $     (2,628)     $ 19,847,325
                                               ========================================================================


              The accompanying notes are an integral part of these
                       consolidated financial statements.



                      SLADE'S FERRY BANCORP AND SUBSIDIARY
                      (Formerly Known as Weetamoe Bancorp)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years Ended December 31, 1996, 1995 and 1994


                                                                             1996            1995            1994
                                                                         ------------    ------------    ------------
Cash flows from operating activities:
  Net income                                                             $  2,378,195    $  1,645,587    $  1,467,241
  Adjustments to reconcile net income to net cash provided by operating activities:
    Amortization of goodwill                                                   98,000
    Accretion, net of amortization of fair market value adjustments            (1,429)
    Amortization of organization cost                                                           3,440          13,759
    Gain on sale of fixed assets                                               (8,702)                        (11,500)
    Securities gains, net                                                    (112,631)        (64,810)        (37,067)
    Disposal of fixed assets                                                                   11,229
    Depreciation and amortization                                             500,378         421,344         389,286
    Provision for loan losses                                                 400,000         550,000         645,000
    Deferred tax benefit                                                      (92,207)       (147,018)       (258,413)
    Increase (decrease) in taxes payable                                     (103,889)       (130,854)         92,089
    (Increase) decrease in interest receivable                                384,435        (377,291)       (253,074)
    Increase (decrease) in interest payable                                   (49,768)         46,544          77,544
    Increase in accrued expenses                                               88,631          78,916          55,815
    (Increase) decrease in prepaid expenses                                  (130,768)         29,878         (35,247)
    Increase (decrease) in other liabilities                                 (139,617)         60,975           9,126
    (Increase) decrease in other assets                                      (322,275)        468,150             457
    Accretion, net of amortization of securities                             (430,515)       (131,441)       (146,430)
    Change in unearned income                                                 115,825         123,639          90,792
    (Gain) loss on sales of other real estate owned, net                       21,008         (26,728)         13,462
    Writedown of other real estate owned                                       30,000         104,578         317,239
                                                                         --------------------------------------------

      Net cash provided by operating activities                             2,624,671       2,666,138       2,430,079
                                                                         --------------------------------------------

Cash flows from investing activities:
  Purchases of available-for-sale securities                              (10,128,087)    (11,242,820)     (9,225,422)
  Proceeds from sales of available-for-sale securities                        661,644       1,677,568       8,667,688
  Proceeds from maturities of available-for-sale securities                14,859,193       6,340,942       4,842,628
  Purchases of held-to-maturity securities                                (16,141,095)    (25,375,641)    (12,317,582)
  Proceeds from maturities of held-to-maturity securities                  19,514,788      16,421,213      11,313,257
  Net increase in interest bearing time deposits with other banks              (7,519)
  Purchases of Federal Home Loan Bank stock                                  (409,400)       (290,700)
  Redemption of Federal Home Loan Bank stock                                   93,600
  Proceeds from sales of fixed assets                                           8,702                          11,500
  Proceeds from sales of other real estate owned                              147,458       1,219,832         883,500
  Net increase in loans                                                   (14,971,481)    (16,343,674)    (10,416,150)
  Cash and cash equivalents of $19,936,591 acquired in the purchase of Fairbank, Inc., less cash of $8,575,284 paid for the common
   stock of Fairbank, Inc.                                                 11,361,307
  Capital expenditures                                                     (1,085,521)       (126,146)       (926,682)
  Recoveries of previously charged-off loans                                  439,788          38,553          68,808
                                                                         --------------------------------------------

      Net cash provided by (used in) investing activities                   4,343,377     (27,680,873)     (7,098,455)
                                                                         --------------------------------------------

Cash flows from financing activities:
  Fractional shares paid in cash                                               (3,360)         (7,186)         (4,040)
  Proceeds from issuance of common stock                                      346,147         244,961         206,714
  Net increase (decrease) in demand deposits, NOW and savings accounts      1,912,803      (4,318,602)       (804,917)
  Net increase (decrease) in time deposits                                 (3,191,933)     41,224,488      (1,447,120)
  Net decrease in securities sold under agreements to repurchase                             (113,551)        113,551
  Net increase (decrease) in other borrowed funds                             458,227        (458,227)
  Dividends paid                                                             (658,165)       (455,345)       (389,727)
  Payment on notes payable                                                   (243,013)                        (86,558)
                                                                         --------------------------------------------

      Net cash provided by (used in) financing activities                  (1,379,294)     36,116,538      (2,412,097)
                                                                         --------------------------------------------

Net increase (decrease) in cash and cash equivalents                        5,588,754      11,101,803      (7,080,473)
Cash and cash equivalents at beginning of year                             18,539,970       7,438,167      14,518,640
                                                                         --------------------------------------------
Cash and cash equivalents at end of year                                 $ 24,128,724    $ 18,539,970    $  7,438,167
                                                                         ============================================

Supplemental disclosures:
  Loans transferred to other real estate owned                           $    144,741    $  1,581,571    $  1,817,786
  Loans originating from the sales of other real estate owned                 435,000         205,000       1,861,500
  Interest paid                                                             9,127,839       7,717,729       4,866,140
  Income taxes paid                                                         1,760,097       1,283,644       1,053,974
  Other real estate owned transferred to loans                                                333,000

  In 1996 the Company purchased all of the common stock of Fairbank,
   Inc. for $8,575,284.  In conjunction with the acquisition, liabilities were assumed as follows:
    Fair value of assets acquired                                        $ 65,141,843
    Cash paid for the common stock                                          8,575,284
                                                                         ------------
    Liabilities assumed                                                  $ 56,566,559
                                                                         ============



              The accompanying notes are an integral part of these
                       consolidated financial statements.



                      SLADE'S FERRY BANCORP AND SUBSIDIARY
                      (Formerly Known as Weetamoe Bancorp)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Years Ended December 31, 1996, 1995 and 1994


NOTE 1 - NATURE OF OPERATIONS
-----------------------------

Slade's Ferry Bancorp (Company) (formerly known as Weetamoe Bancorp) is a Massachusetts corporation that was organized in 1990 to become the holding company of Slade's Ferry Trust Company (Bank). In December of 1996 the stockholders of the Company approved the change of the name of the Company to Slade's Ferry Bancorp effective January 1, 1997. The Company's primary activity is to act as the holding company for the Bank. The Bank is a state chartered bank, which was incorporated in 1959 and is headquartered in Somerset, Massachusetts. The Bank operates its business from ten banking offices located in Massachusetts. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential and real estate loans, and in commercial, consumer and small business loans.


NOTE 2 - ACCOUNTING POLICIES
----------------------------

The accounting and reporting policies of the Company and its Subsidiary conform to generally accepted accounting principles and predominant practices within the banking industry. The consolidated financial statements of the Company were prepared using the accrual basis of accounting. The significant accounting policies of the Company and its subsidiary are summarized below to assist the reader in better understanding the consolidated financial statements and other data contained herein.

      PERVASIVENESS OF ESTIMATES:

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

      BASIS OF PRESENTATION:

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank and the Bank's wholly-owned subsidiaries, Slade's Ferry Realty Trust and Slade's Ferry Securities Corporation. All significant intercompany accounts and transactions have been eliminated in the consolidation.

      CASH AND CASH EQUIVALENTS:

      For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, interest bearing deposits with other banks and federal funds sold.

      SECURITIES:

      Investments in debt securities are adjusted for amortization of premiums and accretion of discounts computed on the straight-line method which has substantially the same effect as using the interest method. Gains or losses on sales of investment securities are computed on a specific identification basis.

      The Company classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale, or trading. This security classification may be modified after acquisition only under certain specified conditions. In general, securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other securities must be classified as available-for-sale.

      -- Held-to-maturity securities are measured at amortized cost in the balance sheet. Unrealized holding gains and losses are not included in earnings or in a separate component of capital. They are merely disclosed in the notes to the consolidated financial statements.

      -- Available-for-sale securities are carried at fair value on the balance sheet. Unrealized holding gains and losses are not included in earnings, but are reported as a net amount (less expected tax) in a separate component of capital until realized.

      -- Trading securities are carried at fair value on the balance sheet. Unrealized holding gains and losses for trading securities are included in earnings.

      LOANS:

      Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances reduced amounts due to borrowers on unadvanced loans, by any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

      Interest on loans is generally recognized on a simple interest basis.

      Loan origination and commitment fees and certain direct origination costs are deferred, and the net amount amortized as an adjustment of the related loan's yield. The Company is generally amortizing these amounts over the contractual life of the related loans.

      Cash receipts of interest income on impaired loans is credited to principal to the extent necessary to eliminate doubt as to the collectibility of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

      ALLOWANCE FOR POSSIBLE LOAN LOSSES:

      An allowance is available for losses which may be incurred in the future on loans in the current portfolio. The allowance is increased by provisions charged to current operations and is decreased by loan losses, net of recoveries. The provision for loan losses is based on management's evaluation of current and anticipated economic conditions, changes in the character and size of the loan portfolio, and other indicators. The balance in the allowance for possible loan losses is considered adequate by management to absorb any reasonably foreseeable loan losses.

      As of January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118. According to SFAS No. 114, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Statement requires that impaired loans be measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent.

      The Statement is applicable to all loans, except large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, loans that are measured at fair value or at the lower of cost or fair value, leases, and convertible or nonconvertible debentures and bonds and other debt securities. The Company considers its residential real estate loans and consumer loans that are not individually significant to be large groups of smaller balance homogeneous loans.

      Factors considered by management in determining impairment include payment status, net worth and collateral value. An insignificant payment delay or an insignificant shortfall in payment does not in itself result in the review of a loan for impairment. The Company applies SFAS No. 114 on a loan-by-loan basis. The Company does not apply SFAS No. 114 to aggregations of loans that have risk characteristics in common with other impaired loans. Interest on a loan is not generally accrued when the loan becomes ninety or more days overdue. The Company may place a loan on nonaccrual status but not classify it as impaired, if (i) it is probable that the Company will collect all amounts due in accordance with the contractual terms of the loan or (ii) the loan is an individually insignificant residential mortgage loan or consumer loan. Impaired loans are charged-off when management believes that the collectibility of the loan's principal is remote. Substantially all of the Company's loans that have been identified as impaired have been measured by the fair value of existing collateral.

      The financial statement impact of adopting the provisions of this Statement was not material.

      PREMISES AND EQUIPMENT:

      Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise disposed of are removed from the respective accounts with any gain or loss included in income or expense. Depreciation and amortization are calculated principally on the straight-line method over the estimated useful lives of the assets.

      GOODWILL:

      Goodwill arising from the acquisition of Fairbank, Inc. is reported net of accumulated amortization. Goodwill is being amortized on a straight-line basis over a period of fifteen years.

      OTHER REAL ESTATE OWNED AND IN-SUBSTANCE FORECLOSURES:

      Other real estate owned includes properties acquired through foreclosure and properties classified as in-substance foreclosures in accordance with Financial Accounting Standards Board Statement No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring." These properties are carried at the lower of cost or estimated fair value less estimated cost to sell. Any writedown from cost to estimated fair value required at the time of foreclosure or classification as in-substance foreclosure is charged to the allowance for possible loan losses. Expenses incurred in connection with maintaining these assets, subsequent writedowns and gains or losses recognized upon sale are included in other expense.

      In accordance with Statement of Financial Accounting Standards No. 114 "Accounting by Creditors for Impairment of a Loan," the Company classifies loans as in-substance repossessed or foreclosed if the Company receives physical possession of the debtor's assets regardless of whether formal foreclosure proceedings take place.

      INCOME TAXES:

      The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

      FAIR VALUES OF FINANCIAL INSTRUMENTS:

      Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Company disclose estimated fair value for its financial instruments. Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

      Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and federal funds sold approximate those assets' fair values.

      Securities (including mortgage-backed securities): Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

      Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

      Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

      Off-balance sheet instruments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and the unadvanced portion of loans, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.


NOTE 3 - ACQUISITION OF FAIRBANK, INC.
--------------------------------------

On August 23, 1996 the Company effected its acquisition of Fairbank, Inc., a Massachusetts corporation, and its wholly owned subsidiary, the National Bank of Fairhaven, through the Company's wholly owned subsidiary, Slade's Ferry Trust Company. The acquisition was accomplished by the payment by Slade's Ferry Trust Company of $8,575,284 in cash from its capital funds for all of the outstanding shares of the common stock of Fairbank, Inc. As a result of the acquisition, Fairbank, Inc. was dissolved, and the National Bank of Fairhaven was merged into Slade's Ferry Trust Company. The National Bank of Fairhaven's two banking offices in Fairhaven and New Bedford, Massachusetts have become branches of Slade's Ferry Trust Company.

The acquisition has been accounted for as a purchase, and the results of operations of Fairbank, Inc. since the date of the acquisition are included in the consolidated financial statements. Goodwill reflected by the purchase accounting amounted to $3,405,368 and is being amortized over 15 years on a straight-line basis.

The following summary, prepared on an unaudited pro forma basis presents the results of operations as though the Company and Fairbank, Inc. had been merged as of the beginning of the years ended December 31:

                                                             1996            1995
                                                         ------------    ------------

Net interest income after provision for loan losses      $ 12,077,046    $ 11,023,354
Noninterest income                                          1,349,224       1,375,517
                                                         ----------------------------
      Total                                                13,426,270      12,398,871
Noninterest expense                                         9,251,100       9,376,107
                                                         ----------------------------
  Income before income taxes                                4,175,170       3,022,764
Income taxes                                                1,543,200       1,034,117
                                                         ----------------------------
      Net income                                         $  2,631,970    $  1,988,647
                                                         ============================

The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the entire years of 1996 and 1995. In addition, they are not intended to be a projection of future results and do not reflect any effects that might be achieved from combined operations.


NOTE 4 - SECURITIES
-------------------

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values are as follows as of December 31:

                                                                           Gross         Gross
                                                          Amortized      Unrealized    Unrealized
                                                             Cost         Holding       Holding         Fair
                                                            Basis          Gains         Losses         Value
                                                         ------------    ----------    ----------    ------------
Available-for-sale securities:
  December 31, 1996:
    Debt securities issued by the U.S. Treasury and
     other U.S. government corporations and agencies     $ 32,792,636    $  80,150     $ 281,010     $ 32,591,776
    Mortgage-backed securities                              2,469,385           90        38,367        2,431,108
    Asset-backed securities                                   245,806                        377          245,429
    Marketable equity securities                            1,775,288      267,778        56,216        1,986,850
                                                         --------------------------------------------------------
                                                         $ 37,283,115    $ 348,018     $ 375,970     $ 37,255,163
                                                         ========================================================

  December 31, 1995:
    Debt securities issued by the U.S. Treasury and
     other U.S. government corporations and agencies     $ 31,677,986    $ 223,943     $ 208,952     $ 31,692,977
    Mortgage-backed securities                              3,618,195          635        59,880        3,558,950
    Marketable equity securities                            1,397,077      139,708        58,052        1,478,733
                                                         --------------------------------------------------------
                                                         $ 36,693,258    $ 364,286     $ 326,884     $ 36,730,660
                                                         =========================================================



                                                                           Gross         Gross
                                                          Amortized      Unrealized    Unrealized
                                                             Cost         Holding       Holding         Fair
                                                            Basis          Gains         Losses         Value
                                                         ------------    ----------    ----------    ------------

Held-to-maturity securities:
  December 31, 1996:
    Debt securities issued by the U.S. Treasury and
     other U.S. government corporations and agencies     $ 13,192,933    $  30,164     $   7,784     $ 13,215,313
    Debt securities issued by states of the United
     States and political subdivisions of the states        6,130,922       37,952        67,043        6,101,831
    Mortgage-backed securities                                256,823                     35,178          221,645
    Debt securities issued by foreign governments               6,000           28             6            6,022
                                                         --------------------------------------------------------
                                                         $ 19,586,678    $  68,144     $ 110,011     $ 19,544,811
                                                         ========================================================

  December 31, 1995:
    Debt securities issued by the U.S. Treasury and
     other U.S. government corporations and agencies     $ 15,689,916    $ 120,219     $   4,684     $ 15,805,451
    Debt securities issued by states of the United
     States and political subdivisions of the states        6,024,170       78,856        57,191        6,045,835
    Mortgage-backed securities                                 16,596          650                         17,246
    Other debt securities                                       5,000                         14            4,986
                                                         --------------------------------------------------------
                                                         $ 21,735,682    $ 199,725     $  61,889     $ 21,873,518
                                                         ========================================================

The scheduled maturities of held-to-maturity securities and available-for-sale securities (other than equity securities) were as follows as of December 31, 1996:

                                                     Held-to-maturity               Available-for-sale
                                                        securities:                     securities:
                                               ----------------------------    ----------------------------
                                                Amortized                       Amortized
                                                   Cost            Fair            Cost           Fair
                                                  Basis           Value           Basis           Value
                                               ------------    ------------    ------------    ------------

Debt securities other than mortgage-backed
 and asset backed securities:
  Due within one year                          $  5,388,826    $  5,391,093    $  2,706,964    $  2,710,895
  Due after one year through five years           7,893,486       7,932,429      18,707,201      18,576,185
  Due after five years through ten years          5,901,726       5,853,535      10,379,096      10,304,568
  Due after ten years                               145,817         146,109         999,375       1,000,128
Mortgage-backed securities                          256,823         221,645       2,469,385       2,431,108
Asset-backed securities                                                             245,806         245,429
                                               ------------------------------------------------------------
                                               $ 19,586,678    $ 19,544,811    $ 35,507,827    $ 35,268,313
                                               ============================================================

During 1996, proceeds from sales of available-for-sale securities amounted to $661,644. Gross realized gains and gross realized losses on those sales amounted to $117,911 and $5,280, respectively. During 1995, proceeds from sales of available-for-sale securities amounted to $1,677,568. Gross realized gains and gross realized losses on those sales amounted to $125,954 and $61,144, respectively. During 1994, proceeds from sales of available-for-sale securities amounted to $8,667,688. Gross realized gains and gross realized losses on those sales amounted to $56,751 and $21,684, respectively.

There were no securities of issuers whose aggregate carrying amount exceeded 10% of stockholders' equity as of December 31, 1996.

A total par value of $8,685,000 and $4,200,000 of debt securities was pledged to secure treasury tax and loan, trust department and public funds on deposit and the loan from Fleet National Bank as of December 31, 1996 and 1995, respectively.


NOTE 5 - LOANS
--------------

Loans consisted of the following as of December 31:

                                                            1996            1995
                                                        -------------    -------------

Commercial, financial and agricultural                  $  31,243,643    $  16,746,853
Real estate - construction and land development             6,891,200        6,864,969
Real estate - residential                                  59,499,876       50,476,627
Real estate - commercial                                   94,545,028       70,749,115
Consumer                                                    6,681,825        6,148,518
Obligations of states and political subdivisions               16,044           22,716
Other                                                         108,596           85,472
                                                        ------------------------------
                                                          198,986,212      151,094,270
Allowance for possible loan losses                         (3,354,311)      (2,497,774)
Unearned income                                              (642,906)        (527,081)
Unamortized adjustment to fair value                          (54,150)
                                                        ------------------------------
      Net loans, carrying amount                        $ 194,934,845    $ 148,069,415
                                                        ==============================

Certain directors and executive officers of the Company and companies in which they have significant ownership interest were customers of the Bank during 1996. Total loans to such persons and their companies amounted to $4,159,857 as of December 31, 1996. During the year ended December 31, 1996, $2,070,473 of new loans were made and repayments totaled $2,670,582.

Changes in the allowance for possible loan losses were as follows for the years ended December 31:

                                                         1996           1995           1994
                                                      -----------    -----------    -----------

Balance at beginning of period                        $ 2,497,774    $ 2,305,860    $ 1,953,863
Loans charged off                                        (439,229)      (396,639)      (361,811)
Provision for loan losses                                 400,000        550,000        645,000
Recoveries of loans previously charged off                439,788         38,553         68,808
Transfer of Fairbank, Inc.'s allowance to
 Slade's Ferry Trust Company                              455,978
                                                      -----------------------------------------
Balance at end of period                              $ 3,354,311    $ 2,497,774    $ 2,305,860
                                                      =========================================

Information about loans that meet the definition of an impaired loan in Statement of Financial Accounting Standards No. 114 is as follows as of December 31:

                                                            1996                         1995
                                                  -------------------------    -------------------------
                                                   Recorded       Related       Recorded       Related
                                                  Investment     Allowance     Investment     Allowance
                                                  In Impaired    For Credit    In Impaired    For Credit
                                                     Loans         Losses         Loans         Losses
                                                  -----------    ----------    -----------    ----------

Loans for which there is a related allowance
 for credit losses                                $ 3,763,977    $ 838,290     $ 1,722,817    $ 455,036

Loans for which there is no related allowance
 for credit losses                                  1,907,942                      417,638
                                                  -----------------------------------------------------

      Totals                                      $ 5,671,919    $ 838,290     $ 2,140,455    $ 455,036
                                                  =====================================================

Average recorded investment in impaired loans
 during the year ended December 31                $ 4,618,045                  $ 2,772,395
                                                  ===========                  ===========

Related amount of interest income recognized during the time, in the year ended December 31, that the loans were impaired

      Total recognized                            $   148,102                  $         0
                                                  ===========                  ===========
      Amount recognized using a cash-basis
       method of accounting                       $   148,102                  $         0
                                                  ===========                  ===========

As of December 31, 1996, loans restructured in a troubled debt restructuring before the effective date of SFAS No. 114 that are not impaired based on the terms specified by the restructuring agreement totaled $376,797. The gross interest income that would have been recorded in the year ended December 31, 1996 if such restructured loans had been current in accordance with their original terms was $55,724. The amount of interest income on such restructured loans that was included in net income for the year ended December 31, 1996 was $46,651.


NOTE 6 - PREMISES AND EQUIPMENT
-------------------------------

The following is a summary of premises and equipment as of December 31:

                                                     1996           1995
                                                  -----------    -----------

Land                                              $ 1,145,368    $   765,368
Buildings                                           3,505,679      3,409,595
Furniture and equipment                             2,559,912      1,771,935
Leasehold improvements                              1,376,689        252,711
Renovations in process                                323,481          6,807
                                                  --------------------------
                                                    8,911,129      6,206,416
Accumulated depreciation and amortization          (2,940,255)    (2,506,362)
                                                  --------------------------
                                                  $ 5,970,874    $ 3,700,054
                                                  ==========================

NOTE 7 - DEPOSITS
-----------------

The aggregate amount of time deposit accounts (including CDs), each with a minimum denomination of $100,000, was approximately $21,473,151 and $16,850,892 as of December 31, 1996 and 1995, respectively.

For time deposits as of December 31, 1996, the aggregate amount of maturities for each of the following five years ended December 31, are:


         1997                                               $ 101,987,427
         1998                                                  22,267,236
         1999                                                   3,079,784
         2000                                                   1,139,361
         2001                                                      52,644
         Less:  Unamortized adjustment to fair value               (8,250)
                                                            -------------
                                                            $ 128,518,202
                                                            =============

NOTE 8 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE
-------------------------------------------------------

Securities sold under agreements to repurchase generally mature within one to four days from the transaction date.

There were no agreements outstanding as of December 31, 1996 and 1995. There were no securities sold under agreements to repurchase during 1996.

Information concerning securities sold under agreements to repurchase is summarized as follows for the year ended December 31, 1995:


    Average balance during the year                           $ 14,622
    Average interest rate during the year                         3.80%
    Maximum month-end balance during the year                 $      0


NOTE 9 - OTHER BORROWED FUNDS
-----------------------------

Other borrowed funds consist of treasury tax and loan deposits and generally are repaid within one to 120 days from the transaction date.


NOTE 10 - NOTE PAYABLE
----------------------

Note payable consisted of the following as of December 31, 1996:

Note payable by the Bank to Fleet National Bank. The note payable was assumed by the Bank in the acquisition of Fairbank, Inc. Minimum quarterly principal payments of $25,000 are payable on the last business day of each calendar quarter. The interest rate on the loan is 3 month LIBOR plus 1.2% floating, which has been swapped to yield a 9.01% fixed rate. Interest payments are due quarterly and the maturity of the loan is November 25, 1999. Collateral for the loan consists of U. S. Treasury or agency securities owned by the Bank.

The maturity requirements of the note payable are as follows based on minimum quarterly principal payments of $25,000 as described above as of December 31, 1996:


        1997                                                   $   100,000
        1998                                                       100,000
        1999                                                       850,000
        Less:  Unamortized adjustment to fair value                 (7,374)
                                                               -----------
                                                               $ 1,042,626
                                                               ===========

NOTE 11 - INCOME TAXES
----------------------

The components of income tax expense are as follows for the years ended December 31:

                                              1996           1995           1994
                                           -----------    -----------    -----------

Current:
  Federal                                  $ 1,204,212    $   866,336    $   808,830
  State                                        451,996        286,454        337,233
                                           -----------------------------------------
                                             1,656,208      1,152,790      1,146,063
                                           -----------------------------------------
Deferred:
  Federal                                      (51,722)      (105,334)      (182,336)
  State                                        (40,485)       (41,684)       (76,077)
                                           -----------------------------------------
                                               (92,207)      (147,018)      (258,413)
                                           -----------------------------------------
      Total income tax expense             $ 1,564,001    $ 1,005,772    $   887,650
                                           =========================================

The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows for the years ended December 31:

                                                   1996       1995       1994
                                                   % of       % of       % of
                                                  Income     Income     Income
                                                  ------     ------     ------

Federal income tax at statutory rate               34.0%      34.0%      34.0%
Increase (decrease) in tax resulting from:
  Tax-exempt income                                (2.3)      (2.9)      (4.0)
  Dividends received deduction                      (.3)       (.3)       (.3)
  Unallowable expenses                               .6        1.0         .7
  Amortization of goodwill                           .8
State tax, net of federal tax benefit               6.9        6.1        7.3
                                                   ---------------------------
                                                   39.7%      37.9%      37.7%
                                                   ===========================


The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:


                                                                        1996           1995
                                                                     -----------    -----------

Deferred tax assets:
  Operating loss carryover                                           $   342,442    $
  Allowance for loan losses                                            1,127,190        903,615
  Deferred loan fees                                                     227,354        167,322
  Interest on non-performing loans                                       137,931         59,370
  Accrued employee benefits                                              118,464         72,931
  Other real estate owned valuation                                       43,246         93,604
  Other adjustments                                                        3,365            285
  Net unrealized holding loss on available-for-sale securities            25,324
                                                                     --------------------------
      Gross deferred tax assets                                        2,025,316      1,297,127
                                                                     --------------------------

Deferred tax liabilities:
  Accelerated depreciation                                              (223,344)       (38,713)
  Prepaid pensions                                                       (53,531)       (19,196)
  Discount accretion                                                      (2,334)        (5,480)
  Net unrealized holding gain on available-for-sale securities                           (4,380)
                                                                     --------------------------
      Gross deferred tax liabilities                                    (279,209)       (67,769)
                                                                     --------------------------
Net deferred tax assets                                              $ 1,746,107    $ 1,229,358
                                                                     ==========================

Deferred tax assets as of December 31, 1996 and 1995 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred tax assets will be realized.

As of December 31, 1996, the Company had approximately $1,007,000 in operating loss carryovers for tax purposes which expire in 2006.


NOTE 12 - EMPLOYEE BENEFITS
---------------------------

The Company has a defined benefit pension plan (plan) covering substantially all of its full time employees who meet certain eligibility requirements. Employees are eligible under the plan upon attaining age 21 and completing one year of service. The benefits paid are based on 1.5% of total salary plus .5% of compensation in excess of integration level per year of service. The integration level is the first $750 of monthly compensation. The accrued benefit is based on years of service.

The following table sets forth the funded status of the plan and amounts recognized in the Company's consolidated balance sheet as of December 31:


                                                                            1996            1995
                                                                         ----------     ------------

Actuarial present value of benefit obligations:
  Accumulated benefit obligation (including vested benefits of
   $532,732, and $1,763,760, respectively)                               $  536,848     $  1,779,565
                                                                         ===========================

  Projected benefit obligation for services rendered to date             $ (875,343)    $ (2,229,379)

  Plan assets at fair value, primarily invested in corporate stocks,
   U.S. government securities and cash and cash equivalents                 916,360        1,755,659
                                                                         ---------------------------

  Plan assets greater (less) than projected benefit obligation               41,017         (473,720)

  Unrecognized net gain from past experience different from
   that assumed and effect of changes in assumptions                        318,010          376,735

  Unrecognized prior service cost                                          (365,736)

  Unrecognized net obligation from 1988 transition date being
   amortized over 25.78 years                                               134,407          142,414

  Adjustment required to recognize minimum liability                                         (69,335)
                                                                         ---------------------------

  Prepaid (accrued) pension cost included on the balance sheet           $  127,698     $    (23,906)
                                                                         ===========================

Net periodic pension cost included the following components for the years ended December 31:

                                                       1996        1995         1994
                                                     --------    ---------    ---------

Service cost-benefits earned during the period       $ 92,434    $ 115,008    $ 123,477
Interest cost on projected benefit obligation          65,745      171,702      147,203
Actual return on plan assets                          (70,423)    (176,649)     (91,589)
Net amortization and deferral                          (5,699)      59,332      (36,822)
                                                     ----------------------------------
Net periodic pension cost                            $ 82,057    $ 169,393    $ 142,269
                                                     ==================================

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8.5% and 2.0%, respectively for 1996 and 8.59% and 4.0%, respectively for 1995. The expected long-term rate of return on assets was 8.5%.

The Bank has a 401K plan for eligible employees who attain age 21 and complete one year of service. The Bank contributes a discretionary amount to be allocated to eligible participants. Current contributions vest fully after seven years of continuous service. The amount that may be deferred by the employees is limited by the amount that will not cause the plan to exceed IRS limitations. Contributions made by the Bank charged to employee benefit expense amounted to $7,000, $6,000 and $11,842 for the years ended December 31, 1996, 1995 and 1994, respectively.


NOTE 13 - COMMITMENTS AND CONTINGENT LIABILITIES
------------------------------------------------

The Company is obligated under certain agreements issued during the normal course of business which are not reflected in the accompanying financial statements.

The Company is obligated under various lease agreements covering branch offices and equipment. These agreements are considered to be operating leases. The total minimum rental due in future periods under these agreements is as follows as of December 31, 1996:


           1997                                      $  46,662
           1998                                         46,662
           1999                                         46,662
           2000                                         46,662
           2001                                         46,662
           Thereafter                                  268,464
                                                     ---------
                Total minimum lease payments         $ 501,774
                                                     =========

Certain leases contain provisions for escalation of minimum lease payments contingent upon increases in real estate taxes and percentage increases in the consumer price index. The total rental expense amounted to $66,223 for 1996, $46,592 for 1995 and $46,788 for 1994.


NOTE 14 - FINANCIAL INSTRUMENTS
-------------------------------

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced funds on loans. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include secured interests in mortgages, accounts receivable, inventory, property, plant and equipment and income-producing properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Of the total standby letters of credit outstanding as of December 31, 1996, $249,080 are secured by certificates of deposit and savings accounts held at the Company.

The estimated fair values of the Company's financial instruments, all of which are held or issued for purposes other than trading, are as follows as of December 31:


                                                                    1996                              1995
                                                       ------------------------------    ------------------------------
                                                         Carrying           Fair           Carrying           Fair
                                                          Amount            Value           Amount            Value
                                                       -------------    -------------    -------------    -------------

Financial assets:
  Cash and cash equivalents                            $  24,128,724    $  24,128,724    $  18,539,970    $  18,539,970
  Interest bearing time deposits with other banks            149,598          149,598          100,000          100,000
  Available-for-sale securities                           37,255,163       37,255,163       36,730,660       36,730,660
  Held-to-maturity securities                             19,586,678       19,544,811       21,735,682       21,873,518
  Federal Home Loan Bank stock                               890,600          890,600          290,700          290,700
  Loans                                                  194,934,845      195,498,000      148,069,415      147,912,000
  Accrued interest receivable                              1,853,783        1,853,783        1,820,323        1,820,323

Financial liabilities:
  Note payable                                             1,042,626        1,047,220
  Other borrowed funds                                     1,200,000        1,200,000          741,773          741,773
  Deposits                                               267,791,009      268,344,000      214,220,689      215,275,219

The carrying amounts of financial instruments shown in the above table are included in the consolidated balance sheet under the indicated captions. Accounting policies related to financial instruments are described in Note 2.

Off-balance-sheet liabilities


                                                                         1996            1995
                                                                     ------------    ------------
                                                                       Notional        Notional
                                                                        Amount          Amount
                                                                     ------------    ------------

Commitments to originate loans                                       $  9,402,290    $  5,853,200
Standby letters of credit                                               1,176,936       1,149,131
Unadvanced portions of loans:
  Consumer loans (including credit card loans and student loans)        2,805,679       2,475,100
  Commercial real estate loans                                            223,000         100,000
  Home equity loans                                                     1,755,198       1,764,547
  Commercial lines of credit                                            9,744,425       9,011,561
  Construction loans                                                    1,641,700       1,519,885
                                                                     ----------------------------
                                                                     $ 26,749,228    $ 21,873,424
                                                                     ============================

There is no material difference between the notional amounts and the estimated fair values of loan commitments and unadvanced portions of loans. The fair value of letters of credit approximates the notional value.

The Company has no derivative financial instruments subject to the provisions of SFAS No. 119 "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments" other than the interest rate swap described in
Note 9.


NOTE 15 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK
---------------------------------------------------------

Most of the Company's business activity is with customers located within the state. There are no concentrations of credit to borrowers that have similar economic characteristics. The majority of the Company's loan portfolio is comprised of loans collateralized by real estate located in the state of Massachusetts.


NOTE 16 - EARNINGS PER SHARE
----------------------------

Earnings per share for 1996, 1995 and 1994 were calculated using the weighted average number of shares outstanding during those periods. For 1996, 1995 and 1994 earnings per share calculations the weighted average number of shares outstanding were 2,764,887, 2,738,250 and 2,587,816, respectively. The weighted average number of shares are adjusted to reflect the effect of a 5% stock dividend issued in January 1996. Earnings per share previously reported in the 1995 annual report for the year ended December 31, 1995 were reduced by $.03 and by $.03 for the year ended December 31, 1994. Dividends declared previously reported in the 1995 annual report have been restated to reflect the stock dividend.


NOTE 17 - REGULATORY MATTERS
----------------------------

The Company and its subsidiary the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Their capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1996, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the table.


                                                                                                To Be Well
                                                                                            Capitalized Under
                                                                         For Capital        Prompt Corrective
                                                      Actual          Adequacy Purposes:    Action Provisions:
                                                ------------------    ------------------    ------------------
                                                 Amount     Ratio      Amount      Ratio     Amount      Ratio
                                                --------    ------    --------     -----    --------     -----
                                                                 (Dollar amounts in thousands)

As of December 31, 1996:
  Total Capital (to Risk Weighted Assets):
    Consolidated                                $ 19,044     9.56%    $ 15,938      >=8%         N/A
    Slade's Ferry Trust Company                   18,935     9.51       15,934      >=8     $ 19,918     >=10%

  Tier 1 Capital (to Risk Weighted Assets):
    Consolidated                                  16,543     8.27        8,003      >=4          N/A
    Slade's Ferry Trust Company                   16,435     8.22        8,001      >=4       12,002     >=6

   Tier 1 Capital (to Average Assets):
     Consolidated                                 16,543     5.70       11,617      >=4          N/A
     Slade's Ferry Trust Company                  16,435     5.66       11,615      >=4       14,519     >=5



                                                                                                To Be Well
                                                                                            Capitalized Under
                                                                         For Capital        Prompt Corrective
                                                      Actual          Adequacy Purposes:    Action Provisions:
                                                ------------------    ------------------    ------------------
                                                 Amount     Ratio      Amount      Ratio     Amount      Ratio
                                                --------    ------    --------     -----    --------     -----
                                                                      (Dollar amounts in thousands)
As of December 31, 1995:
  Total Capital (to Risk Weighted Assets):
    Consolidated                                $ 19,704    12.95%    $ 12,174      >=8%         N/A
    Slade's Ferry Trust Company                   19,626    12.90       12,172      >=8     $ 15,215     >=10%

  Tier 1 Capital (to Risk Weighted Assets):
    Consolidated                                  17,794    11.65        6,111      >=4          N/A
    Slade's Ferry Trust Company                   17,717    11.60        6,109      >=4        9,164     >=6

  Tier 1 Capital (to Average Assets):
    Consolidated                                  17,794     7.57        9,407      >=4          N/A
    Slade's Ferry Trust Company                   17,717     7.54        9,405      >=4       11,756     >=5

The declaration of cash dividends is dependent on a number of factors, including regulatory limitations, and the Company's operating results and financial condition. The stockholders of the Company will be entitled to dividends only when, and if, declared by the Company's Board of Directors out of funds legally available therefore. Under the Massachusetts Business Corporation Law, a dividend may not be declared if the corporation is insolvent or if the declaration of the dividend would render the corporation insolvent. The declaration of future dividends, whether by the Board of Directors of the Company or the Bank, will be subject to favorable operating results, financial conditions, tax considerations, and other factors.

As of December 31, 1996 the Company would be restricted from declaring dividends in an amount greater than $16,543,000 as such declaration would render the corporation insolvent. As of December 31, 1996 the Bank would be restricted from declaring dividends in an amount greater than approximately $3,001,000 as such declaration would decrease capital below the Bank's required minimum level of regulatory capital.


NOTE 18 - STOCK OPTION PLAN
---------------------------

At the 1996 annual meeting stockholders approved a 1996 stock option plan
(Plan). The Plan is not in effect and will not be until enacted by the Board of Directors. Management of the Company expects the Board to enact the Plan in March of 1997. A summary of the Plan, as approved by stockholders, is as follows.

The Plan is divided into two separate equity incentive programs, a Discretionary Grant Program and an Automatic Grant Program. The maximum number of shares of common stock issuable over the term of the Plan may not exceed 250,000 shares and the maximum aggregate number of shares issuable under both programs in any plan year may not exceed 50,000 shares. Unless sooner terminated by the Board, the Plan will in all events terminate on March 11, 2000.

Under the Discretionary Grant Program, key employees, including officers, may be granted incentive stock options to purchase shares of common stock. The option exercise price per share may not be less than one hundred percent of the fair market value of common stock at grant date and generally become exercisable in periodic installments over the optionee's period of service. Two types of stock appreciation rights are authorized for issuance: (1) tandem rights, which require the option holder to elect between the exercise of the underlying option for shares of common stock and the surrender of such option for appreciation distribution and (2) limited rights, which are automatically exercised upon the occurance of a hostile takeover.

Eligibility for participation in the Automatic Grant Program is limited to non-employee directors of the Company or its subsidiary who have completed three full years of service as directors. Under the Automatic Grant Program a nonstatutory option for 2,000 shares of common stock shall be granted each plan year to eligible directors. The exercise price per share will be equal to one hundred percent of the fair market value per share of common stock at grant date, each option will have a maximum five year term, will be immediately exercisable and the shares subject to each 2,000 share grant will vest in three equal annual installments over the grantee's period of Board service.


NOTE 19 - LITIGATION
--------------------

The Bank is a defendant in a liability action arising out of an alleged breach of contract with a previous employee of National Bank of Fairhaven. Given the early state of discovery, counsel for the Company is unable to assign a dollar figure to the risk of loss pertaining to this matter and hence, no accrued expense has been reflected in the consolidated financial statements. The demand by the plaintiff is $550,000 to settle the case.


NOTE 20 - RECLASSIFICATION
--------------------------

Certain amounts in the prior years have been reclassified to be consistent with the current year's statement presentation.


NOTE 21 - PARENT COMPANY ONLY FINANCIAL STATEMENTS
--------------------------------------------------

The following financial statements are for Slade's Ferry Bancorp (Parent Company Only) and should be read in conjunction with the consolidated financial statements of Slade's Ferry Bancorp and Subsidiary.


                             SLADE'S FERRY BANCORP
                      (Formerly Known as Weetamoe Bancorp)
                             (Parent Company Only)

                              FINANCIAL STATEMENTS


Balance sheets

                                                                           December 31,
                                                                   ----------------------------
                                                                       1996            1995
                                                                   ------------    ------------

ASSETS
Cash                                                               $    180,607    $    153,425
Investment in subsidiary, Slade's Ferry Trust Company                19,740,124      17,749,851
Premises and equipment                                                    4,448          15,125
Other assets                                                             37,713          17,050
                                                                   ----------------------------
                                                                   $ 19,962,892    $ 17,935,451
                                                                   ============================

LIABILITIES AND STOCKHOLDERS' EQUITY
Other liabilities                                                  $    115,567    $    108,726
                                                                   ----------------------------
      Total liabilities                                                 115,567         108,726
                                                                   ----------------------------
Stockholders' equity:
  Common stock, par value $.01 per share; authorized 5,000,000 shares; issued and outstanding 2,789,142.3 shares in 1996
   and 2,617,180.7 shares in 1995                                        27,891          26,172
  Paid-in capital                                                    14,607,299      13,136,923
  Retained earnings                                                   5,214,763       4,630,608
  Net unrealized holding gain (loss) on available-for-sale
   securities                                                            (2,628)         33,022
                                                                   ----------------------------
      Total stockholders' equity                                     19,847,325      17,826,725
                                                                   ----------------------------
                                                                   $ 19,962,892    $ 17,935,451
                                                                   ============================

Statements of income


                                                              Years Ended December 31,
                                                      -----------------------------------------
                                                         1996           1995           1994
                                                      -----------    -----------    -----------

Dividends from subsidiary                             $   360,000    $   267,000    $    80,000
Interest income                                             2,474          1,827          3,927
Management fee income from subsidiary                     415,904        546,028        552,698
Other income                                                                             11,500
                                                      -----------------------------------------
      Total income                                        778,378        814,855        648,125
                                                      -----------------------------------------
Salaries and employee benefits                            311,038        433,766        424,615
Equipment expense                                          20,596         33,605         30,812
Other expense                                              96,872         98,281         81,728
                                                      -----------------------------------------
      Total expense                                       428,506        565,652        537,155
                                                      -----------------------------------------
Income before income taxes (benefit) and equity
 in undistributed net income of subsidiary                349,872        249,203        110,970
Income taxes (benefit)                                     (2,400)        11,688         18,182
                                                      -----------------------------------------
Income before equity in undistributed net income
 of subsidiary                                            352,272        237,515         92,788
Equity in undistributed net income of subsidiary        2,025,923      1,408,072      1,374,453
                                                      -----------------------------------------
      Net income                                      $ 2,378,195    $ 1,645,587    $ 1,467,241
                                                      =========================================


                             SLADE'S FERRY BANCORP
                      (Formerly Known as Weetamoe Bancorp)
                             (Parent Company Only)

                            STATEMENTS OF CASH FLOWS

                  Years Ended December 31, 1996, 1995 and 1994


                                                            1996           1995           1994
                                                         -----------    -----------    -----------

Cash flows from operating activities:
  Net income                                             $ 2,378,195    $ 1,645,587    $ 1,467,241
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Gain on sale of fixed asset                                                            (11,500)
    Undistributed net income of subsidiary                (2,025,923)    (1,408,072)    (1,374,453)
    Amortization of organization cost                                         3,440         13,759
    Depreciation and amortization                             10,677         21,039         19,488
    Disposal of fixed assets                                                 11,229
    Increase (decrease) in taxes payable                      (5,668)         1,659            301
    Increase in accrued expenses                                 910            989            975
    (Increase) decrease in prepaid expenses                     (210)        (1,394)           108
    Decrease in interest receivable                                                             14
    (Increase) decrease in other assets                      (14,785)         5,313            368
    Decrease in other liabilities                               (636)                       (1,966)
                                                         -----------------------------------------

      Net cash provided by operating activities              342,560        279,790        114,335
                                                         -----------------------------------------

Cash flows from investing activities:
  Proceeds from sale of fixed asset                                                         11,500
  Capital expenditures                                                                     (37,643)

      Net cash used in investing activities                                                (26,143)
                                                         -----------------------------------------

Cash flows from financing activities:
  Fractional shares paid in cash                              (3,360)        (7,186)        (4,040)
  Dividends paid                                            (658,165)      (455,345)      (389,727)
  Proceeds from issuance of common stock                     346,147        244,961        206,714
                                                         -----------------------------------------

      Net cash used in financing activities                 (315,378)      (217,570)      (187,053)
                                                         -----------------------------------------

Net increase (decrease) in cash and cash equivalents          27,182         62,220        (98,861)
Cash and cash equivalents at beginning of year               153,425         91,205        190,066
                                                         -----------------------------------------
Cash and cash equivalents at end of year                 $   180,607    $   153,425    $    91,205
                                                         =========================================

Supplemental disclosure:
  Income taxes paid                                      $     3,268    $    10,029    $    17,881


The Parent Company Only Statements of Changes in Stockholders' Equity are identical to the Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 1996, 1995 and 1994, and therefore are not reprinted here.




                                  PART II


                   INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 25.  Other Expenses of Issuance and Distribution

      The following table sets forth all expenses payable by the Registrant in connection with the issuance and distribution of the securities to be registered. All of the amounts shown are estimates except for the registration fee.


      Registration                             $ 1,583.33
      Blue Sky Fees and Expenses                 2,000.00
      Printing Expenses                         10,000.00
      Legal Fees and Expenses                   20,000.00
      Accounting Fees and Expenses               5,000.00
      Miscellaneous                              1,000.00
                                               ----------
      Total                                    $39,583.33
                                               ==========

ITEM 27.  Exhibits

      An index of exhibits appears at Page II-3.

ITEM 28.  Undertakings

      The undersigned Registrant hereby undertakes:

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the Town of Somerset, State of Massachusetts, on April 10, 1997.

                                       SLADE'S FERRY BANCORP


                                       By /s/ Kenneth R. Rezendes
                                              Kenneth R. Rezendes, President

In accordance with the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


/s/  Thomas B. Almy                       /s/  Ralph S. Borges
Thomas B. Almy                            Ralph S. Borges
Director                                  Treasurer/Chief Financial Officer/
                                          Chief Accounting Officer

/s/  James D. Carey                       /s/  Peter G. Collias
James D. Carey                            Peter G. Collias
Executive Vice President and Director     Director

/s/  Donald T. Corrigan                   ________________________________
Donald T. Corrigan                        Edward S. Machado
Chairman of the Board and Director        Director

/s/  Francis A. Macomber                  ________________________________
Francis A. Macomber                       Majed Mouded, M.D.
Director                                  Director

/s/  Peter Paskowski                      /s/  Kenneth R. Rezendes
Peter Paskowski                           Kenneth R. Rezendes
Director                                  President/Chief Executive Officer
                                          and Director

/s/  Bernard T. Shuman                    /s/  William J. Sullivan
Bernard T. Shuman                         William J. Sullivan
Director                                  Director

________________________________
Charles Veloza
Director

                             INDEX TO EXHIBITS

      The following exhibits are included, unless otherwise noted, as being an integral part of this Registration Statement and appear in the Exhibit section of this Registration Statement:


Exhibit No.   Description                                             Page
-----------   -----------                                             ----

 3.1          Articles of Incorporation of Slade's Ferry
              Bancorp as amended

 3.2          By-laws of Slade's Ferry Bancorp as amended             (1)

 5            Opinion Regarding Legality

10.1          Agreement and Plan of Merger by and between             (2)
              the Company and Fairbank, Inc.

10.2          The Company's 1996 Stock Option Plan                    (2)

10.3          Noncompetition Agreement between Slade's                (3)
              Ferry Trust Company and Edward S.
              Machado (A substantially identical contract
              exists with Peter Paskowski)

10.4          Supplemental Executive Retirement Agreement             (4)
              between the Company and Donald T. Corrigan

10.5          Supplemental Executive Retirement Agreement             (1)
              between the Company and James D. Carey

10.6          Supplemental Executive Retirement Agreement             (1)
              between the Company and Manuel J. Tavares

10.7          Swansea Mall Lease                                      (3)

21            List of subsidiaries of Slade's Ferry Bancorp.          (1)

24.1          Consent of Counsel is contained in Exhibit 5

24.2          Consent of Shatswell, MacLeod & Company, P.C.

99            Form of Subscription Form to be provided to offerees

--------------------
<F1>  Incorporated by reference to the Registrant's Form 10-KSB for the year ended December 31, 1996.

<F2>  Incorporated by reference to the Registrant's Form 10-QSB for the quarter ended March 31, 1996.

<F3>  Incorporated by reference to the Registrant's Registration Statement on
      Form S-4 File No. 33-32131.

<F4>  Incorporated by reference to the Registrant's Form 10-KSB for the year ended December 31, 1994.